Exhibit 99.2
EXECUTION COPY
U.S.$1,600,000,000
CREDIT AGREEMENT
among
GNA PARTNERS, GP,
as Borrower,
GERDAU S.A., GERDAU AMERISTEEL CORPORATION, GERDAU AMERISTEEL US INC.,
GERDAU AÇOMINAS S.A., GERDAU ACOMINAS OVERSEAS LIMITED, GERDAU AÇOS
LONGOS S.A., GERDAU AÇOS ESPECIAIS S.A. and GERDAU COMERCIAL DE AÇOS S.A.,
as Guarantors,
THE BANKS DEFINED HEREIN,
and
JPMORGAN CHASE BANK, N.A.,
as Administrative Agent

Dated as of September 10, 2007

ABN AMRO BANK N.V.,
HSBC SECURITIES (USA) INC. and
J.P. MORGAN SECURITIES INC.,
as Joint Lead Arrangers and
Bookrunners

Gerdau Credit Agreement

i

Gerdau Credit Agreement

Gerdau Credit Agreement

SCHEDULES AND EXHIBITS:

Schedule I	Commitments
Schedule II	Contact Information for Notices
Schedule III	Gerdau Existing Liens
Schedule IV	Ameristeel Existing Liens
Schedule V	Taxes

Exhibit A	Form of Notice of Borrowing
Exhibit B	Form of Note
Exhibit C	Forms of Officers’ Certificates
Exhibit D	Form of Notice of Extension
Exhibit E	Form of Assignment Agreement
Gerdau Credit Agreement

     CREDIT AGREEMENT, dated as of September 10, 2007 (the “Agreement”), among GNA Partners, GP, a Delaware general partnership (the “Borrower”); Gerdau S.A., a corporation organized under laws of Brazil (“Gerdau”), Gerdau Ameristeel Corporation, a corporation organized under the laws of Canada (“Ameristeel”), Gerdau Ameristeel US Inc., a corporation organized under the laws of Florida (“Ameristeel US”), Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. (collectively, and together with Gerdau, Ameristeel and Ameristeel US, the “Guarantors”); the financial institutions party hereto from time to time (each, a “Bank” and, collectively, the “Banks”); and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”).
     WHEREAS, subject to and upon the terms and conditions herein set forth, the Banks will make available to the Borrower the credit facility provided for herein;
     NOW, THEREFORE, IT IS AGREED:
ARTICLE I
DEFINITIONS
     Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
          “Acquisition” means the acquisition by GCV Inc., a Delaware corporation, a wholly-owned Subsidiary of Ameristeel US, of 100% of the issued and outstanding Capital Stock of Chaparral Steel Company .
          “Acquisition Agreement” means the Agreement and Plan of Merger by and among Ameristeel, GCV Inc. and Chaparral Steel Company, dated as of July 10, 2007 .
          “Administrative Agent” has the meaning set forth in the preamble.
          “Administrative Agent’s Account” means the account of the Administrative Agent maintained at the Payment Office, with the administrative details set forth below:
          JPMorgan Chase Bank, N.A. (ABA # 021000021)
          Account No. 9008113381H0975
          Attn: Jeremy M. Jones
          Ref: Gerdau Ameristeel Clearing Account
          “Advance Transaction” means an advance from a financial institution involving either (i) a foreign exchange contract (ACC — Adiantamento sobre Contrato de Câmbio) or (ii) an export contract (ACE — Adiantamento sobre Contrato de Exportação).
          “Affected Interest Period” has the meaning set forth in Section 4.2.
Gerdau Credit Agreement

          “Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of such Voting Stock, by contract or otherwise.
          “Agreement” has the meaning set forth in the preamble.
          “Ameristeel” has the meaning set forth in the preamble.
          “Ameristeel Entity” means each of Ameristeel, Ameristeel US and the Borrower.
          “Ameristeel US” has the meaning set forth in the preamble.
          “Anti-Terrorism Laws” has the meaning set forth in Section 7.22(a).
          “Applicable Law” means any applicable constitution, treaty, or convention or any applicable statute, law, regulation, ordinance, rule, judgment, rule of common law, order, decree, approval (including any Governmental Approval), concession, grant, franchise, license, agreement, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by (or any interpretation or administration of any of the foregoing by), any Governmental Authority, whether in effect as of the date hereof or hereafter.
          “Applicable Margin” means, at any time, 0.80% per annum.
          “Availability Expiry Date” means the earlier to occur of (a) the date occurring ninety (90) days after the date hereof, and (b) the Borrowing Date.
          “Bank” means each financial institution listed on Schedule I, as well as any institution that becomes a “Bank” hereunder pursuant to Section 12.3.
          “Base Rate” means the fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the greater of: (a) the rate of interest established from time to time by the Administrative Agent in New York as its prime rate (and such term shall not be construed to be its most favorable rate) and (b) 1/2 of one percent per annum above the Federal Funds Rate.
          “Borrower” has the meaning set forth in the preamble.
          “Borrowing” means the borrowing of the Loans hereunder on a given date.
          “Borrowing Date” means the date on which the Borrowing occurs, which date must be prior to the Availability Expiry Date.
          “Brazil” means the Federative Republic of Brazil.
Gerdau Credit Agreement

          “Brazilian GAAP” means the generally accepted accounting principles (as in effect from time to time) in Brazil.
          “Business Day” means a day (other than Saturday or Sunday) on which commercial banks are not authorized or required to close in New York City, New York and, with respect only to any determination of a LIBO Rate, that is also a London Business Day.
          “Capital Lease Obligations” means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.
          “Capital Stock” means, as to any Person, any and all shares, interests or other equivalents (however designated) or, with respect to Brazilian companies, participations or quotas of capital stock of a corporation, any and all ownership interests in a Person other than a corporation and any and all warrants or options to purchase any of the foregoing which would be shown as capital stock on the consolidated balance sheet of such Person and its consolidated subsidiaries prepared in accordance with GAAP.
          “Change in Control” means that: (a) the Family shall cease to own, directly or indirectly, beneficially and of record, at least a majority of the outstanding Voting Stock of Gerdau or shall cease to have the power to direct or cause the direction of the management and policies of Gerdau, or (b) Gerdau shall cease to own, directly or indirectly, beneficially and of record, at least a majority of the outstanding shares of Voting Stock of the Borrower or any Guarantor (other than Gerdau), or shall cease to have the power to direct or cause the direction of the management and policies of the Borrower or any Guarantor (other than Gerdau).
          “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.
          “Collateral Agent” means JPMorgan Chase Bank, N.A., as collateral agent under the Senior Export and Working Capital Facility Agreement, dated as of the date hereof, among the Borrowers (as defined therein), the Guarantors (as defined therein), the financial institutions party thereto from time to time, the Administrative Agent and the Collateral Agent.
          “Commitment” means, as to each Bank, the aggregate amount of such Bank’s Commitment as set forth opposite such Bank’s name in Schedule I as the same may be (a) reduced or terminated pursuant to Sections 2.1, 2.9, 2.10 and/or Article IX and/or (b) adjusted from time to time as a result of assignments to or from such Bank pursuant to Section 12.3.
          “Commitment Fee” means, with respect to each Bank’s Commitment, a fee equal to 0.32% calculated on per annum basis on the daily unused portion of the aggregate amount of such Commitment (including the daily unused portion of any amount of such Commitment that may be reduced in accordance with Section 2.1(c) hereof prior to such reduction), commencing on September 17, 2007 until the Availability Expiry Date.
Gerdau Credit Agreement

          “Consolidated” refers to the consolidation of the financial statements of any person and its subsidiaries in accordance with GAAP.
          “Consolidated Net Tangible Assets” means the total amount of assets of Gerdau or Ameristeel, as applicable, on a consolidated basis less (a) applicable depreciation, amortization and other valuation reserves, (b) all current liabilities excluding intercompany Debt and (c) all goodwill, trade names, trademarks, patents and other intangibles, each as set forth on the most recent financial statements delivered by Gerdau or Ameristeel, as applicable, to the Administrative Agent in accordance with Section 8.4.
          “Consolidated Net Worth” means, on a Consolidated basis, the amount by which assets exceed liabilities for Gerdau.
          “Credit Documents” means, collectively, this Agreement, the Notes, the Notice of Borrowing, the Fee Letter and each other agreement executed in connection herewith and therein identified as such.
          “Date of Determination” means each March 31, June 30, September 30 and December 31 of each year.
          “Debt” means, with respect to any Person, without duplication:
                    (a) the principal of and premium, if any, in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;
                    (b) all Capital Lease Obligations of such Person;
                    (c) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable or other short-term obligations to suppliers payable within 180 days, in each case arising in the ordinary course of business);
                    (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);
                    (e) all Hedging Agreements of such Person;
                    (f) all obligations of the type referred to in clauses (a) through (d) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee (other than obligations of other Persons that are customers
Gerdau Credit Agreement

or suppliers of such Person for which such Person is or becomes so responsible or liable in the ordinary course of business to (but only to) the extent that such Person does not, or is not required to, make payment in respect thereof);
                    (g) all obligations of the type referred to in clauses (a) through (e) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligations is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligations so secured; and
                    (h) any other obligations of such Person which are required to be, or are in such Person’s financial statements, recorded or treated as debt under GAAP.
          “Default” means an event that (with notice, lapse of time or both) would become an Event of Default.
          “Default Rate” means, at any date of determination, a rate per annum equal to the sum of 2% per annum plus the Applicable Margin plus the LIBO Rate for the then-current Interest Period.
          “Dollars,” “U.S.$” and “$” mean lawful money of the United States of America.
          “EBITDA” means, for any period, the total earnings of Gerdau, on a Consolidated basis, before income taxes, Interest Expense, depreciation and amortization during such period, eliminating from the calculation of such earnings: (a) any net income or gain (or net loss), net of any tax effect, from any extraordinary items during such period, (b) any interest income during such period, (c) gains or losses on the sale of Property (other than the sale of Property in the ordinary course of business) during such period, (d) any other non-cash items deducted from or included in the calculation of pre-tax net income for such period (other than items that will require cash payments and for which an accrual or reserve has been, or is required by GAAP to be, made), including foreign exchange gains or losses upon loans and foreign currency translation adjustments or monetary correction and (e) any net income or gain (or net loss) on any foreign exchange transactions or net monetary positions during such period.
          “EBITDA to Interest Expense Ratio” means, as of any Date of Determination, the ratio (expressed as a decimal) of: (a) EBITDA for the period of the last twelve months to (b) Interest Expense for the period of the last twelve months.
          “Effective Date” means the date on which each of the conditions set forth in Article V is satisfied (or waived in accordance herewith).
          “Eligible Assignee” means, any Person (a) having a minimum rating by Moody’s of A1, or comparable rating by S&P; and (b) at the time an assignment is effected in accordance with Section 12.3 (i) consented to by the Administrative Agent and, (ii) after completion of Successful Syndication and provided no Event of Default has occurred and is continuing, consented to by Gerdau, such consent not to be unreasonably withheld or delayed.
          “Environmental Laws” means all Applicable Laws related to pollution, the protection of the environment or the treatment, storage, disposal, release, threatened release or
Gerdau Credit Agreement

handling of Hazardous Materials, and any specific agreements entered into with any Governmental Authorities that include commitments related to environmental matters.
          “Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.
          “ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.
          “ERISA Event” means (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Borrower or any of its ERISA Affiliates from the PBGC of any notice of its intent to institute proceedings to terminate any Plan or to appoint a trustee to administer any Plan under Section 4042 of ERISA or the providing of notice by a plan administrator of the intent to terminate any Plan under Section 4041 of ERISA; (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by the Borrower or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from the Borrower or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.
          “Event of Default” has the meaning set forth in Article IX.
          “Executive Order” has the meaning set forth in Section 7.22(a).
          “Extended Maturity Date” has the meaning set forth in Section 2.6(c).
          “Family” means, collectively, the members of the Gerdau Johannpeter family, and their lineal descendants, and trusts that are exclusively for the benefit of any of the foregoing (provided that any of the foregoing has the right to control such trust).
Gerdau Credit Agreement

          “Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.
          “Fee Letter” means the letter agreement, dated as of August 24, 2007, among the Joint Lead Arrangers, the Administrative Agent, the Collateral Agent, Gerdau and Ameristeel providing for the payment of fees to the Administrative Agent and the Joint Lead Arrangers in connection herewith (it being understood that, notwithstanding anything herein to the contrary, no Person other than the Joint Lead Arrangers, the Administrative Agent, the Collateral Agent, Gerdau and Ameristeel shall have any rights with respect thereto, including any right to receive a copy thereof).
          “Fees” means each of the fees specified in Article III.
          “GAAP” means, with respect to (a) annual financial statements delivered by the Guarantors, US GAAP, (b) all other financial statements delivered by the Guarantors (except Ameristeel and Ameristeel US), Brazilian GAAP, and (c) all financial statements delivered by Ameristeel, Ameristeel US or the Borrower, US GAAP.
          “Gerdau” has the meaning set forth in the preamble.
          “Gerdau Entity” means the Guarantors other than Ameristeel and Ameristeel US.
          “Governmental Approval” means any action, order, authorization, consent, approval, license, lease, ruling, permit, tariff, rate, certification, exemption, filing or registration from, by or with any Governmental Authority.
          “Governmental Authority” means any nation or government, any state or municipality, or any other agency, instrumentality or political subdivision thereof and any entity exercising executive, legislative, judicial, monetary, regulatory or administrative functions of or pertaining to government.
          “Guarantor” has the meaning set forth in the preamble.
          “Guaranty” by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt of any other Person, including any obligation, direct or indirect, contingent or otherwise, of such other Person: (a) to purchase or pay (or advance or supply funds for the purchase or payment of) any Debt (whether arising by virtue of partnership arrangements, by agreement to keep-well, to purchase Property, securities and/or services, to take-or-pay or to maintain financial statement conditions or otherwise, other than agreements to purchase Property, securities and/or services at an arm’s-length price in the ordinary course of business) or (b) entered into for the purpose of assuring in any other manner the holder of such Debt of the payment thereof or to protect such holder against loss in respect
Gerdau Credit Agreement

thereof (in whole or in part); provided that the guarantee by any Person shall not include endorsements by such Person for collection or deposit in the ordinary course of business and unsecured guarantees made for the benefit of any Person pursuant to a vendor financing transaction for the sale of Products to such Person. The term “Guaranty” used as a verb has a corresponding meaning.
          “Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, and infectious or medical wastes, regulated pursuant to any Environmental Law.
          “Hedging Agreements” means any agreement in respect of any rate swap transaction, basis swap, forward rate transaction, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of the foregoing transactions) or any combination of the foregoing transactions, calculated by reference to the marked-to-market accounting valuation.
          “Interest Determination Date” means, with respect to any Interest Period, the second London Business Day prior to the commencement of such Interest Period.
          “Interest Expense” means, for any period, interest expense on the Debt of Gerdau, on a Consolidated basis, including (without duplication): (a) fees (including commitment fees and insurance premiums), (b) net payments under any Hedging Agreement, (c) the interest portion of any deferred payment obligations, (d) all fees and charges owed with respect to letters of credit or performance or other bonds, (e) all accrued or capitalized interest, and (f) any amortization of debt discount; provided that Interest Expense shall not include expenses arising in connection with foreign exchange losses, including foreign exchange losses upon loans and foreign currency translation adjustments or monetary correction.
          “Interest Payment Date” means the last day of each Interest Period.
          “Interest Period” means (i) if the Borrowing Date occurs prior to September 30, 2007, (A) with respect to the Repayment Amount, the period commencing on and including the Borrowing Date and ending on but not including September 30, 2007, and (B) with respect to the balance of the Loans, (x) the period commencing on and including the Borrowing Date and ending on but not including the date occurring one (1) month after the date hereof, and (y) thereafter, the period commencing on and including the last day of the immediately preceding Interest Period and ending on the date occurring one (1) month thereafter, or (ii) if the Borrowing Date occurs on or after to September 30, 2007, (x) the period commencing on and including the Borrowing Date and ending on but not including the date occurring one (1) month after the Borrowing Date, and (y) thereafter, the period commencing on and including the last day of the immediately preceding Interest Period and ending on the date occurring one (1) month thereafter, provided that:
Gerdau Credit Agreement

                    (a) any Interest Period that would otherwise extend beyond the Scheduled Maturity Date shall end on the Scheduled Maturity Date,
                    (b) any Interest Period that begins on a day for which there is no numerically corresponding day in the subsequent calendar month shall end on the last Business Day of such calendar month,
                    (c) if any such date is not a Business Day such Interest Period shall end on the next Business Day unless such next Business Day would fall in another calendar month, in which case such Interest Period shall end on the preceding Business Day, and
                    (d) the term “Interest Period” shall include any period selected by the Administrative Agent from time to time in accordance with Section 2.9(b).
          “Joint Lead Arranger” means each of ABN AMRO Bank N.V., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc.
          “Lending Office” means, for each Bank, the lending office of such Bank (or of an Affiliate of such Bank) designated in its administrative questionnaire or such other office of such Bank (or of an Affiliate of such Bank) located in an OECD Country or Brazil as such Bank may from time to time specify to the Administrative Agent as the office by which its Loan is to be made and maintained; provided that any such other office so specified following the date of this Agreement shall not, at the time such office is so specified, result in an increase of amounts payable by the Borrower pursuant to Sections 4.1 and 4.5 hereof.
          “LIBO Rate” means, for any Interest Period, the rate for deposits in Dollars for a period equivalent to such Interest Period and in an amount approximately equal to the principal amount of each advance which appears on the Telerate Page 3750 (or such other page as may replace the LIBOR page on that service for the purpose of displaying London interbank offered rates) as of 11:00 a.m., London time, on the second London Business Day next preceding the commencement of such Interest Period. In the event that such rate is not available at such time for any reason, then LIBOR for such Interest Period shall be the arithmetic mean (rounded up to the nearest one sixteenth of one percent (1/16%)) of the respective rates of interest communicated by 3 (three) leading banks chosen by the Administrative Agent (the “Reference Lenders”) to the Administrative Agent as the rate at which each such Reference Lender would offer a deposit in Dollars for a period comparable to such Interest Period and in the amount that is representative for a single transaction in such market at such time to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the second London Business Day next preceding the commencement of such Interest Period; provided, however, that if any of the Reference Lenders fails so to communicate a rate, LIBOR shall be determined on the basis of the rate or rates communicated to the Administrative Agent by the remaining Reference Lender or Reference Lenders. For the purpose of this definition, “Telerate Page 3750” means the display page designated as Page 3750 of the Telerate Service of Bridge Information Services.
Gerdau Credit Agreement

          “Lien” means any mortgage, lien, pledge, usufruct, fiduciary transfer (alienação fiduciária), charge, encumbrance or other security interest or any preferential arrangement (including a securitization) that has the practical effect of creating a security interest.
          “Loans” means the loans made by the Banks to the Borrower pursuant to this Agreement.
          “London Business Day” means a day on which dealings in Dollar deposits are carried out in the London interbank market
          “Majority Banks” means, at any time of determination, Banks having more than 50.1% of the aggregate principal amount of the Loans then outstanding or, if no Loans are outstanding, more than 50.1% of the aggregate amount of the Commitments.
          “Margin Stock” has the meaning set forth in Section 7.18.
          “Material Adverse Effect” means a material adverse effect on (a) the performance, business, operations, condition (financial or otherwise) or Properties of the Obligors, taken as a whole, (b) the ability of the Obligors, taken as a whole, to perform their payment obligations under the Credit Documents, or (c) the validity or enforceability of any of the Credit Documents against any Obligor.
          “Moody’s” means Moody’s Investors Service, Inc. or any successor thereto.
          “Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.
          “Net Proceeds” means with respect to the incurrence or issuance of any debt or equity securities in the capital markets or any debt in the syndicated or bilateral loan markets by the Borrower, the Guarantors or any of their respective Subsidiaries, the excess, if any, of (i) the sum of the cash received in connection with such incurrence or issuance over (ii) the investment banking fees, underwriting discounts, commissions, costs and other out-of-pocket expenses and other customary expenses, incurred by the Borrower, the Guarantors or any of their respective Subsidiaries in connection with such incurrence or issuance.
          “Note” has the meaning set forth in Section 2.4(a).
          “Notice of Borrowing” has the meaning set forth in Section 2.2.
          “Obligations” means, without duplication, all amounts owing to the Administrative Agent, the Joint Lead Arrangers or any Bank pursuant to the terms of this Agreement or any other Credit Document.
          “Obligors” means, individually and collectively, the Borrower and the Guarantors.
          “OECD Country” means, at any time, any nation that is a member of the Organization of Economic Cooperation and Development at such time.
Gerdau Credit Agreement

          “OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.
          “OFAC Lists” has the meaning set forth in Section 7.22(b)(ii).
          “Organizational Documents” means, with regard to any Person: (a) its articles of incorporation or other similar document, (b) its estatutos sociais, by-laws or other similar document, (c) any certificate of designation or other document to which such Person is party relating to the rights of preferred shareholders or other holders of Capital Stock of such Person, and (d) any shareholder rights agreement, registration rights agreement, joint venture agreement or other similar agreement to which such Person is party.
          “Patriot Act” has the meaning set forth in Section 12.14.
          “Payment Office” means the office of the Administrative Agent located at JPMorgan Chase Bank, N.A., 1111 Fannin Street, Floor 10, Houston, TX 77002 or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.
          “PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.
          “Person” means any individual, corporation, company, voluntary association, partnership, limited liability company, joint venture, trust, unincorporated organization, Governmental Authority or other entity of whatever nature.
          “Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any of its ERISA Affiliates is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.
          “Process Agent” has the meaning set forth in Section 12.6(c).
          “Products” means steel products.
          “Property” means any interest in any kind of property or asset, whether real, personal or mixed, moveable or immoveable, tangible or intangible, including without limitation cash, securities, accounts and contract rights.
          “Register” has the meaning set forth in Section 12.3(b).
          “Repayment Amount” has the meaning set forth in Section 2.6(a).
          “S&P” means Standard & Poor’s Rating Services, a division of The McGraw Hill Companies, Inc. or any successor thereto.
          “Scheduled Maturity Date” means December 10, 2007.
Gerdau Credit Agreement

          “Secured Export Notes” means the 7.37% Fixed Rate Notes, Series 2003-A, and the 7.321% Fixed Rate Notes, Series 2004-A, in each case issued by Brazilian Steel Importer Ltd.
          “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated by the United States Securities and Exchange Commission thereunder.
          “Solvent” means, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.
          “Specified Representations” means each of the representations and warranties contained in Sections 7.1, 7.6, 7.16 and 7.18.
          “Subsidiary” means, with respect to any Person, any corporation or other entity more than 50% of the Voting Stock in which is owned or controlled, directly or indirectly, by such Person and/or by any Subsidiary of such Person.
          “Successful Syndication” shall have the meaning ascribed to it in the commitment letter, dated as of August 24, 2007, among the Joint Lead Arrangers, the Administrative Agent, the Collateral Agent, certain Banks, Gerdau and Ameristeel.
          “Taxes” has the meaning set forth in Section 4.5.
          “Total Commitment” means, at any time, the sum of the Commitments of all Banks, as it may be reduced in accordance with Section 2.1(c).
          “Total Debt” means, as of any Date of Determination, the aggregate outstanding principal amount of Debt of Gerdau, on a Consolidated basis, as of such day.
          “Total Debt to EBITDA Ratio” means, as of any Date of Determination, the ratio (expressed as a decimal) of: (i) Total Debt as of such day to (ii) EBITDA for the last twelve months.
          “US GAAP” means, with respect to the generally accepted accounting principles (as in effect from time to time) in the United States of America.
          “Voting Stock” of a Person means Capital Stock in such Person having power to vote for the election of directors or similar officials of such Person or otherwise voting with
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respect to actions of such Person (other than such Capital Stock having such power only by reason of the happening of a contingency).
          “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.
     Section 1.2 Principles of Construction. All references to Sections, Schedules and Exhibits are to Sections, Schedules and Exhibits in or to this Agreement unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
ARTICLE II
AMOUNT AND TERMS OF CREDIT
     Section 2.1 The Commitment; Automatic Reduction of Commitment.
                    (a) Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Bank agrees, severally and not jointly, to make a Loan to the Borrower on the Borrowing Date on a joint and several basis in a single disbursement, which Loan shall not exceed, for any Bank, an amount equal to the Commitment of such Bank on the Borrowing Date.
                    (b) Amounts repaid or prepaid by or on behalf of the Borrower in respect of the Loans may not be reborrowed.
                    (c) If the Borrowing Date has not occurred prior to September 30, 2007, the aggregate amount of the Total Commitment shall automatically be reduced to U.S.$1,000,000,000 on September 30, 2007, and each Bank’s Commitment shall be reduced on a pro rata basis. The Commitment of each Bank shall terminate on the Availability Expiry Date.
     Section 2.2 Notice of Borrowing. The Borrower shall request the Borrowing by giving the Administrative Agent prior to 11:00 A.M. (New York time) at least three Business Day’s prior written notice thereof (the “Notice of Borrowing”). The Notice of Borrowing shall be irrevocable and shall be given by the Borrower and acknowledged by Gerdau, Ameristeel US and Ameristeel, substantially in the form of Exhibit A, appropriately completed to specify (i) the aggregate principal amount of the Loans to be made pursuant to the Borrowing, and (ii) the date of the Borrowing (which shall be a Business Day). If the Notice of Borrowing is received by the Administrative Agent after 11:00 A.M. (New York time), it shall be deemed to be received on the next succeeding Business Day. The Administrative Agent shall promptly give each Bank notice of the proposed Borrowing, of such Bank’s proportionate share thereof and of the other matters specified in the Notice of Borrowing.
     Section 2.3 Disbursement of Funds. No later than 11:00 a.m. (New York time) on the date specified in the Notice of Borrowing, each Bank will make available its pro rata portion (determined in accordance with Section 2.5) of the Borrowing. All such amounts shall be made
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available in Dollars and in immediately available funds by wire transfer to the Administrative Agent’s Account. The amount so received by the Administrative Agent shall, on the Borrowing Date, be transferred, by 12:00 p.m. (New York time) to the account specified in the Notice of Borrowing in Dollars and in immediately available funds by wire transfer.
     Section 2.4 Notes.
                    (a) The Borrower’s obligation to pay the principal of, and interest on, the Loans made by each Bank shall be evidenced by a promissory note duly executed and delivered jointly by the Borrower and guaranteed by the Guarantors, substantially in the form of Exhibit B, with blanks appropriately completed in conformity herewith (each, a “Note” and, collectively, the “Notes”).
                    (b) The Note issued on the date hereof to each Bank shall (i) be executed by each of the Obligors, (ii) be payable to the order of such Bank or its registered assigns, (iii) be in a stated principal amount equal to the Commitment of such Bank, (iv) provide for repayment of principal as provided herein, (v) bear interest as provided in Section 2.9 and (vi) be entitled to the benefits of this Agreement and the other Credit Documents.
                    (c) Each Bank will note on its internal records the amount of the Loans made by it and each payment in respect thereof. Failure to make any such notation or the making of an incorrect notation shall not affect the Borrower’s obligations in respect of the Loans.
     Section 2.5 Pro Rata Borrowing. The Loans made under this Agreement shall be disbursed by the Banks pro rata on the basis of their respective Commitments. It is understood that no Bank shall be responsible for any default by any other Bank of its obligation to make Loans hereunder and that each Bank shall be obligated to make the Loans provided to be made by it hereunder regardless of the failure of any other Bank to make its Loans hereunder.
     Section 2.6 Repayments; Maturity Extension.
                    (a) If any Loans are outstanding on September 30, 2007, the Borrower shall repay on such date an amount (the “Repayment Amount”) equal to (x) the aggregate amount of Loans disbursed on the Borrowing Date, minus (y) U.S.$1,000,000,000; provided that if on September 30, 2007, the principal amount of the Loans outstanding is less than the Repayment Amount, the Borrower shall repay the Loans in full on such date.
                    (b) The Borrower shall repay all outstanding Loans on the Scheduled Maturity Date; provided, however, that if the Borrower elects to extend the Scheduled Maturity Date in accordance with subsection (c) below, the Borrower shall repay all outstanding Loans on the Extended Maturity Date.
                    (c) The Borrower may elect to extend the Scheduled Maturity Date of the Loans by delivering a notice to the Administrative Agent substantially in the form of Exhibit D on or before November 23, 2007 specifying the extended maturity date (such date specified in the notice, the “Extended Maturity Date”), which shall be a date occurring on or before March 10, 2008.
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                    (d) All repayments shall be made in accordance with the procedures set forth in Section 2.10.
     Section 2.7 Voluntary Prepayments. The Borrower shall have the right to prepay Loans, without premium or penalty, in whole or in part from time to time on the following terms and conditions:
                    (a) the Borrower shall give the Administrative Agent prior to 10:00 A.M. (New York time) at least five (5) Business Days’ prior written notice of (i) their intent to prepay Loans and (ii) the amount of such prepayment, which notice the Administrative Agent shall promptly transmit to each of the Banks;
                    (b) each partial prepayment shall be in an aggregate principal amount of at least U.S.$25,000,000 and, if greater, in integral multiples of U.S.$5,000,000;
                    (c) if any prepayment of Loans pursuant to this Section 2.7 is made on a day other than the last day of an Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 4.4; and
                    (d) any prepayment occurring prior to September 30, 2007 shall not alter or reduce the Borrower’s obligation to make the full repayment required pursuant to Section 2.6(a).
     Section 2.8 Mandatory Prepayments.
                    (a) Promptly following the occurrence of any Change of Control, and in any event no later than one (1) Business Day after the effective date of such Change of Control, the Borrower and Gerdau shall notify the Banks of the occurrence of such Change in Control. No later than fifteen (15) calendar days after the effective date of such Change in Control, the Borrower shall provide to the Banks the following documentation, satisfactory to the Administrative Agent:
                         (i) a description of the circumstances or transactions that constituted the Change of Control or comparable corporate reorganization;
                         (ii) a description of the new corporate structure; and
                         (iii) updated financial statements of the Borrower and the Guarantors and financial information relating to the Persons that acquired Voting Stock and/or the power to direct or cause the direction of the management of Gerdau, the Borrower or a Guarantor, as the case may be, that resulted in such Change in Control.
                    (b) If a Change of Control occurs, the Majority Banks will have the right to cancel the Total Commitment or, if Loans have been advanced, to require the Borrower to repay all of the outstanding Loans plus accrued interest thereon, plus any amounts other amounts payable hereunder including, without limitation, any amounts payable pursuant to Section 4.4. The Majority Banks shall be entitled to exercise such rights to cancel the Total Commitment and require mandatory prepayment of outstanding Loans by having the
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Administrative Agent deliver notice thereof to the Borrower within 30 days of the date the documentation listed in Section 2.8(a)(i), (ii) and (iii) above, in form and substance satisfactory to the Administrative Agent, has been delivered to the Administrative Agent. Any cancellation of the Total Commitment shall be effective as of the date of such notice and any mandatory prepayment required pursuant to this Section 2.8 shall be due and payable on the date occurring five (5) Business Days following such notice. In the event the Administrative Agent shall fail to deliver such notice within such 30-day period, the right of the Majority Banks to require a prepayment of the Loans shall lapse and may not be exercised.
                    (c) Within five (5) Business Days of receipt of any Net Proceeds by the Borrower, any Guarantor or any of their respective Subsidiaries, the Borrower shall repay the Loans by an amount equal to such Net Proceeds; provided that this mandatory prepayment obligation shall not apply with respect to any Net Proceeds derived from (i) the proposed Inter-American Development Bank A/B loan for up to U.S.$300,000,000 for Gerdau Açominas S.A., (ii) existing bilateral facilities or any renewals thereof, provided that any such renewal shall not increase the principal amount outstanding thereunder, (iii) any direct loans from Banco Nacional de Desenvolvimento Econômico e Social-BNDES, and (iv) any borrowings under the Amended and Restated Credit Agreement dated as of October 28, 2005 among Gerdau Ameristeel Corporation and certain of its subsidiaries, various financial institutions named therein, as lenders, Bank of America, N.A., as administrative agent, and Bank of America, N.A. (acting through its Canada branch), as Canadian administrative agent; and provided, further, that if any Net Proceeds up to U.S.$1,000,000,000 are received by Gerdau (or the Subsidiary that issues the bonds) from any bond issuance, the Borrower shall not be required to repay the Loans by such amount within the five (5) Business Day timeframe specified above, but shall instead repay the Loans by such amount no later than November 15, 2007, provided that Gerdau (or the Subsidiary that issues the bonds) holds all such Net Proceeds in escrow in a manner satisfactory to the Administrative Agent until such repayment.
     Section 2.9 Interest.
                    (a) The Borrower agrees to pay interest in respect of the outstanding principal amount of each Loan made to the Borrower from, and including, the date of the Borrowing thereof to, but excluding, the date such Loan is paid in full, at a rate per annum which shall at all times be equal to the sum of the LIBO Rate plus the Applicable Margin. Accrued (and theretofore unpaid) interest shall be payable (i) in arrears on each Interest Payment Date, (ii) on the date of any prepayment (on the amount prepaid), and (iii) at maturity (whether by acceleration or otherwise) and, after such maturity, on demand.
                    (b) Notwithstanding anything herein to the contrary, at any time following the occurrence and during the continuance of an Event of Default under Section 9.1 (including, without limitation, a failure to pay when due amounts declared due and payable in accordance with Article IX following an Event of Default) all amounts then due (including, without limitation and to the extent permitted by Applicable Law, overdue interest in respect of each Loan) shall, in each case, bear interest at the Default Rate and such Default Rate shall be fixed for Interest Periods of such duration as shall be selected by the Administrative Agent which Interest Periods shall not be longer than one (1) month. Interest which accrues under this Section 2.9(b) shall be payable on demand.
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                    (c) Upon each Interest Determination Date, the Administrative Agent shall determine the LIBO Rate and shall promptly notify the Borrower and the Banks thereof. Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.
     Section 2.10 Method and Place of Payment. Except as otherwise specifically provided herein, all payments under this Agreement or any Note shall be made without setoff, counterclaim or other defense to the Administrative Agent for the account of the Bank or Banks entitled thereto not later than 1:00 p.m. (New York time) on the date when due (and any payments received after such time shall be deemed received on the next succeeding Business Day) and shall be made in Dollars in immediately available funds to the Administrative Agent’s Account at the Payment Office of the Administrative Agent. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable at the applicable rate during such extension; provided, however, that if there are no succeeding Business Days in such calendar month, such payment shall be due on the next preceding Business Day. Any payment made to the Administrative Agent in accordance with this Section 2.10 for account of a Bank or Banks shall be deemed to have been a payment made directly to such Bank or Banks solely for the purpose of evidencing satisfaction of the applicable payment obligation by the Borrower hereunder or under any Note, as the case may be.
     Section 2.11 Payments Pro Rata. The Administrative Agent agrees that promptly after its receipt of each payment or prepayment from or on behalf of the Borrower in respect of any Obligations hereunder, it shall distribute such payment to the Banks pro rata based upon their respective shares, if any, of the Obligations with respect to which such payment was received (other than payments made pursuant to Sections 4.1, 4.4 or 4.5 hereof, which shall be distributed pro rata based upon claims made by the Banks under such Sections).
     Section 2.12 Set-Off; Sharing of Payments; Reinstatement.
                    (a) Without limiting any of the obligations of the Obligors or the rights of any Bank under the Credit Documents, if an Event of Default exists pursuant to Section 10.1 of this Agreement, then (to the extent not in violation of Applicable Law) each Bank may, without prior notice to the Obligors (which notice is expressly waived by it to the fullest extent permitted by Applicable Law), set-off and apply against such amount any and all cash deposits (general or special, time or demand, provisional or final, in any currency, matured or unmatured) then held or any other Debt owing by such Bank or any of its Affiliates (in each case, including any branch or agency thereof) to or for the credit or account of any Obligor. Each Bank shall promptly provide notice of any such set-off by it to such Obligor, as applicable, and the Administrative Agent; provided that failure by such Bank to provide such notice shall not give such Obligor any cause of action or right to damages or affect the validity of such set-off and application.
                    (b) Each of the Banks agrees that, if it should receive any amount in payment of any Obligations owing to it under the Credit Documents (whether by voluntary payment, by realization upon security, by the exercise of the right of setoff or banker’s lien, by
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counterclaim or cross action, by the enforcement of any right under the Credit Documents, or otherwise), which is applicable to the payment of the principal of, or interest on, the Loans, or fees due hereunder, of a sum which with respect to the related sum or sums received by other Banks is in a greater proportion than the total of such Obligation then owed and due to such Bank bears to the total of such Obligation then owed and due to all of the Banks immediately prior to such receipt, then such Bank receiving such excess payment shall purchase for cash without recourse or warranty from the other Banks an interest in the Obligations of the Borrower to such Banks in such amount as shall result in a proportional participation by all the Banks in such amount; provided that if all or any portion of such excess amount is thereafter recovered from such Bank, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.
                    (c) Nothing contained in this Section shall require any Bank to exercise any such right or shall affect the right of any Bank to exercise, and retain the benefits of exercising, any such right with respect to any other Debt or obligation of the Obligors.
                    (d) If any Obligor (or any Person on its behalf) makes a payment to the Administrative Agent, or any Bank exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof subsequently are invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Bank in its discretion) to be repaid to such Obligor (or such Person), a trustee, síndico, receiver or any other Person in connection with any insolvency proceeding or otherwise, then: (i) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred, and (ii) if applicable, each Bank severally agrees to pay to the Administrative Agent upon demand its pro rata share of any amount so recovered from or repaid by the Administrative Agent.
ARTICLE III
FEES
     Section 3.1 Administrative Agent Fee. The Borrower shall pay to the Administrative Agent when and as due, for its own account, such fees as have been agreed to in writing in the Fee Letter or as otherwise agreed from time to time.
     Section 3.2 Commitment Fee. The Borrower agrees to pay to the Administrative Agent, for the account of each Bank, the Commitment Fee, payable by the Borrower on the Availability Expiry Date; provided if any such date is not a Business Day, the payment date of the Commitment Fee shall be the next Business Day.
     Section 3.3 Other Fees. The Borrower shall pay, without duplication, to the Administrative Agent for the account of the Joint Lead Arrangers, when and as due, such fees as were agreed to be paid by Gerdau and Ameristeel in the Fee Letter or as otherwise agreed from time to time. Gerdau and Ameristeel shall be relieved of all obligations to pay such fees to the extent that they are paid by the Borrower.
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ARTICLE IV
YIELD PROTECTION, ETC.
     Section 4.1 Increased Costs.
                    (a) If the adoption of any Applicable Law, or any change in any Applicable Law, or any change in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof, or compliance by any Bank (or its Lending Office) with any request or directive (whether or not having the force of law) of any Governmental Authority (in each case above, at any time on or after the date hereof), shall impose, modify or deem applicable any reserve (including any such requirement imposed by the Board of Governors of the U.S. Federal Reserve System), special deposit, insurance assessment or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Bank (or its Lending Office) or shall impose upon any Bank (or its Lending Office) or the London interbank market any other condition affecting its Commitment, its Loans, its Note or its obligation to purchase or maintain its Loans, and the result of any of the foregoing is to increase the cost to such Bank (or its Lending Office) of maintaining its Commitment or disbursing or maintaining its Loans, or to reduce the amount of any sum received or receivable by such Bank (or its Lending Office) under this Agreement or under any other Credit Document, then upon the written request of such Bank, the Borrower shall pay to the Administrative Agent for the account of such Bank such additional amount(s) as will compensate such Bank for such increased cost or reduction. Notwithstanding anything contained herein, the Borrower shall not be liable for any amount contemplated by this Section 4.1(a) to be paid by the Borrower that shall arise more than 180 days prior to receipt by the Borrower of such written request.
                    (b) If any Bank shall have reasonably determined that the adoption of any Applicable Law regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof, or compliance by it (or its Lending Office) with any request or directive regarding capital adequacy (whether or not having the force of law) of any Governmental Authority (in each case above, at any time on or after the date hereof), has or would have the effect of reducing the rate of return on capital of such Bank (or its parent or Lending Office) as a consequence of such Bank’s obligations hereunder, its Commitment or its Loans to a level below that which such Bank (or its parent or Lending Office) could have achieved but for such adoption, change, request or directive, then upon written demand by such Bank, the Borrower, from time to time, shall pay to such Bank such additional amount as will compensate such Bank (or its parent or Lending Office, as the case may be) for such reduction. Each Bank shall promptly notify the Borrower (with a copy to the Administrative Agent) of any event of which it has knowledge that will entitle such Bank to compensation pursuant to this Section and shall provide the Borrower (with a copy to the Administrative Agent) with a certificate setting forth in reasonable detail the basis of such Bank’s claim and the calculation of the amount of the request by such Bank for compensation pursuant to this Section. A certificate from any Bank claiming compensation under this Section and providing the information set forth above within the time set forth above shall be prima facie evidence of its entitlement to such compensation and shall, absent manifest error, be conclusive, provided that such determinations
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and allocations are made on a reasonable basis and are mathematically accurate. Such amounts shall be payable by the Borrower promptly (and, in any event, within five (5) Business Days) after receipt of such certificate (or, if such compensation relates to future dates, by no later than the applicable dates indicated in such notice). The payment of any such amount by the Borrower shall not preclude the Borrower from contesting such calculation in accordance with the terms of this Agreement. Notwithstanding anything contained herein, the Borrower shall not be liable for any amount contemplated by this Section 4.1(b) to be paid by the Borrower that shall arise more than 180 days prior to receipt by the Borrower of such certificate.
                    (c) At any time that by reason of Regulation D of the Board of Governors of the Federal Reserve System such Bank is required to maintain reserves in respect of Eurocurrency liabilities (as defined in Regulation D) during any period that it has a Loan outstanding (each such period, for any Bank, a “Eurocurrency Reserve Period”), then such Bank shall promptly give written notice to the Borrower and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Banks), and the Borrower shall pay to the Administrative Agent on behalf of such Bank additional interest on the unpaid principal amount of each Loan of such Bank during such Eurocurrency Reserve Period at a rate per annum which shall, during each Interest Period applicable to such Loan, be the amount by which (i) the LIBO Rate for such Interest Period divided (and rounded upward to the next whole multiple of 1/00 of 1%) by a percentage equal to 100% minus the then stated maximum rate of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves) applicable to any member bank of the Federal Reserve System in respect of Eurocurrency liabilities (as defined in Regulation D) exceeds (ii) the LIBO Rate for such Interest Period. Additional interest payable pursuant to the immediately preceding sentence shall be paid by the Borrower at the time that it is otherwise required to pay interest in respect of such Loan or, if later demanded by the Bank, promptly on written demand. Notwithstanding anything contained herein, the Borrower shall not be liable for any amounts contemplated by this Section 4.1(c) to be paid by the Borrower that shall arise more than 180 days prior to receipt by the Borrower of such written notice or demand. Each Bank agrees that if it gives notice to the Borrower of the existence of a Eurocurrency Reserve Period, it shall promptly notify the Borrower of any termination thereof, at which time the Borrower shall cease to be obligated to pay additional interest on behalf of such Bank until such time, if any, as a subsequent Eurocurrency Reserve Period shall occur.
     Section 4.2 Substitute Basis. If, on or before the first day of any Interest Period (an “Affected Interest Period”):
                    (a) the Administrative Agent determines that, by reason of circumstances affecting the London interbank market, the LIBO Rate cannot be determined for such Affected Interest Period pursuant to the definition thereof, or
                    (b) the Majority Banks determine and notify the Administrative Agent that the LIBO Rate for such Affected Interest Period will not be adequate to cover the cost to such Banks of making or maintaining their Loans for such Affected Interest Period;
then, each Bank shall determine (and shall certify from time to time in a certificate delivered by such Bank to the Administrative Agent setting forth in reasonable detail the basis of the
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computation of such amount) the rate basis reflecting the cost to such Bank of funding its Loan for the Affected Interest Period, and such rate basis shall be binding upon the Borrower and shall apply in lieu of the LIBO Rate for such Interest Period (such certification to be conclusive and binding on the Borrower in the absence of manifest error); provided that the rate basis certified by the Bank to the Administrative Agent in accordance with this Section shall not be greater than the Base Rate on the date of delivery of the corresponding certificate by the Bank to the Administrative Agent.
     Section 4.3 Illegality. Notwithstanding any other provision of this Agreement, if the adoption of or any change in any Applicable Law or in the interpretation or application thereof by any Governmental Authority (in each case, at any time on or after the date hereof) shall make it (or be asserted by it to be) unlawful for any Bank or its Lending Office to honor its obligation to make or maintain its Loan hereunder (and, in the opinion of such Bank, the designation of a different Lending Office would either not avoid such unlawfulness or would be disadvantageous to such Bank), then such Bank shall promptly notify the Borrower thereof (with a copy to the Administrative Agent), following which notice: (a) such Bank’s Commitment (if still available) shall be suspended until such time as such Bank may again make and maintain its Loan or (b) if such Applicable Law shall so mandate, such Bank’s Loan shall be prepaid by the Borrower, together with accrued and unpaid interest thereon and all other amounts payable to such Bank by the Borrower under the Credit Documents, on or before such date as shall be mandated by such Applicable Law (such pre-payment not being shared as described in Section 2.12(b) with any Banks not so affected); provided that if it is lawful for such Bank to maintain its Loan until the next Interest Payment Date, then such payment shall be made on such Interest Payment Date. Any such funds so prepaid may not be reborrowed.
     Section 4.4 Funding Losses.
                    (a) The Borrower shall pay to the Administrative Agent for the account of each Bank, upon the request of such Bank through the Administrative Agent, such amount as shall be sufficient (in the reasonable opinion of such Bank) to compensate each Bank for any loss, cost or expense (excluding the loss of any anticipated profits but including any such loss, cost or expense arising from the liquidation or reemployment of funds obtained by such Bank to fund its Loan or from fees payable to terminate the deposits from which such funds were obtained) that such Bank determines is attributable to:
                         (i) any optional or mandatory pre-payment (including as a result of an acceleration due to an Event of Default) of any Loan made by the Borrower for any reason on a date other than an Interest Payment Date, or the Scheduled Maturity Date of a Loan occurs on a date which is not an Interest Payment Date,
                         (ii) any failure by the Borrower for any reason to prepay the Loans (or any portion thereof) in accordance with a notice of pre-payment under Section 2.7; or
                         (iii) the Borrowing does not occur on a requested Borrowing Date specified in the Notice of Borrowing given pursuant to Section 2.2 for any reason (including the failure of any of the conditions precedent specified in Article VI to be
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satisfied, but excluding any non-occurrence of the Borrowing resulting solely from such Bank’s gross negligence or willful misconduct).
                    (b) Each Bank shall furnish to the Administrative Agent (which shall promptly notify the Borrower) a certificate setting forth the basis and amount of each request by such Bank for compensation under this Section, which certificate shall provide reasonable detail as to the calculation of such loss, cost or expense, and shall, absent manifest error, be conclusive and binding upon the Borrower.
          Section 4.5 Taxes.
                    (a) All payments made by or on behalf of the Borrower or any Guarantor hereunder or under any Note will be made free and clear of, and without deduction or withholding for, any present or future taxes, levies, imposts, duties, fees, assessments or other charges or withholdings of whatever nature now or hereafter imposed by the United States, Brazil, Canada or any jurisdiction from which payments are made or by any political subdivision or taxing authority of any thereof or therein with respect to such payments (but excluding any tax imposed on or measured by the net income or net profits or any Canadian capital tax (and any real property, capital, franchise, net receipts or similar tax imposed in lieu of or as an alternative to any such tax) of the Administrative Agent or a Bank pursuant to the Applicable Laws of the jurisdiction (or any political subdivision or taxing authority thereof or therein) in which it is organized or in which the principal office or Lending Office of such Bank is located or any jurisdiction which imposes such a tax as a result of a present or former connection between the jurisdiction and such Administrative Agent or Bank other than a connection resulting from a transaction contemplated by this Agreement) and all interest, penalties or similar liabilities with respect thereto (all such non-excluded taxes, collectively, “Taxes”). Subject to Section 12.3(b), if any Taxes are so levied or imposed, each of the Borrower or such Guarantor, as applicable, agrees to pay the full amount of such Taxes, and such additional amounts as may be necessary so that every payment of all amounts due hereunder or under any Note, after withholding or deduction for or on account of any Taxes, will not be less than the amount provided for herein or in such Note. The Borrower or such Guarantor, as applicable, will timely furnish to the Administrative Agent original tax receipts, notarized copies of tax receipts or such other documentation as will prove payment of tax, for all Taxes paid by the Borrower pursuant to this Section 4.5. Each of the Borrower and the Guarantors agrees to indemnify and hold harmless each Bank, and reimburse such Bank promptly upon its written request, for the amount of any Taxes so levied or imposed and paid by such Bank with respect to payments under this Agreement or under any Note. Notwithstanding anything contained herein, the Borrower and the Guarantors shall not be liable for any amount contemplated by this Section 4.5(a) to be paid by the Borrower or a Guarantor that shall arise more than 180 days prior to receipt by the Borrower of such written request.
                    (b) A Bank (and in the case of any assignment of an interest under this Agreement, such assignee) and/or Agent shall provide to the Borrower on the Effective Date and from time to time thereafter as requested by the Borrower, two (2) duly completed copies of United States Internal Revenue Service Form W-9, W-8IMY (with attachments, as applicable) W-8BEN or W-8ECI (or any subsequent replacement or substitute form thereof), as applicable. Each such Bank or Agent which so delivers Form W-9, W-8IMY, W-8BEN or W-8ECI further
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undertakes to deliver to the Borrower two (2) additional copies of such form (or successor form) on or before the date that such form expires or becomes obsolete or after the occurrence or any event requiring a change in the most recent form so delivered by it, and such amendments thereto or extensions or renewals thereof as may be reasonably requested by the Borrower, in each case, unless an event (including any change in law or regulation) has occurred prior to the date on which any such delivery would otherwise be required that renders all such forms inapplicable or that would prevent such Bank or Agent from duly completing and delivering any such form with respect to it. The Borrower shall not be required to pay any additional amounts pursuant to Section 4.5(a) to the extent the obligation to pay such additional amount would not have arisen but for the failure of the Bank or Agent to comply with this paragraph.
                    (c) Upon the reasonable written request of the Borrower, and at the Borrower’s expense, the Administrative Agent and each Bank shall use reasonable efforts to cooperate with the Borrower to obtain a refund of any Taxes which were not correctly or legally imposed and for which the Borrower or the Guarantors have indemnified such Administrative Agent or Bank under this Section 4.5, provided, however, the Administrative Agent or Bank shall not be obligated to provide the Borrower with any information on or justification of the arrangement of its tax affairs or otherwise disclose to the Borrower or any other Person any information the Administrative Agent or Bank considers to be proprietary or confidential. If the Administrative Agent or Bank shall receive a refund or a credit (other than a foreign tax credit) in lieu of such refund from a taxing authority of any Taxes paid by the Borrower pursuant to this Section, such Administrative Agent or Bank shall promptly pay to the Borrower the amount so received without interest (other than interest received from the taxing authority with respect to such refund) and net of out-of-pocket expenses, provided, however, upon the request of the Administrative Agent or Bank, the Borrower shall return the amount of such refund or credit to the Administrative Agent or Bank if the Administrative Agent or Bank is required to repay the amount of such refund or the benefit of such credit to the relevant authorities within six years of the date the Borrower are paid such amount by the Administrative Agent or Bank.
     Section 4.6 Mitigation. If an event or circumstance occurs that would entitle a Bank to exercise any of the rights and benefits afforded by this Article IV, then, without in any way limiting, reducing or otherwise qualifying the rights of such Bank or the obligations of the Obligors hereunder, such Bank shall promptly upon becoming aware of such circumstances take steps as may be reasonably available to it (including a change of location of its Lending Office) to mitigate the effects of such event or circumstance, provided, however, that such Bank shall be under no obligation to take any step that, in its reasonable discretion, would (i) result in its incurring additional costs or taxes or (ii) otherwise be disadvantageous to such Bank.
     Section 4.7 Replacement of Banks. Each Bank agrees that, upon the occurrence of any event giving rise to the operation of (a) Section 4.1 or Section 4.5 that results in the affected Bank charging to the Borrower increased costs or taxes in excess of the other Banks or (b) Section 4.3, then in each case the Borrower shall have the right, if no Default or Event of Default shall have occurred and be continuing, to cause such affected Bank to assign its Loans pursuant to Section 12.3 (with all fees payable pursuant to Section 12.3(b) to be paid by the replacement Bank(s)) to one or more Eligible Assignees; provided, that (i) such assignment shall not conflict and shall comply with Applicable Law, and (ii) the Borrower or such assignee shall have paid to the assigning Bank in immediately available funds an amount equal to the sum of the principal of
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and interest on the outstanding Loans of such Bank accrued to the effective date of such assignment, plus all fees and other amounts accrued for the account of such Bank hereunder (including, without limitation, any amounts under Article IV); provided, further, that, if prior to any such assignment the circumstances or event that resulted in such Bank’s notice under Section 4.1 or Section 4.3 or the amounts paid pursuant to Section 4.5, as the case may be, cease to cause such Bank to suffer increased costs or reductions in amounts received or receivable or reduction in return on capital, or cease to have the consequences specified in Section 4.3, or cease to result in amounts being payable under Section 4.5, as the case may be (including, without limitation, as a result of any action taken by such Bank pursuant to Section 4.6), or if such Bank shall waive its right to claim further compensation in excess of that being charged by the other Banks under Section 4.1 or shall waive its right to further payments in excess of that being charged by the other Banks under Section 4.5 in respect of such circumstances or event, as the case may be, then such Bank shall not thereafter be required to make any such assignment hereunder.
ARTICLE V
CONDITIONS PRECEDENT TO EFFECTIVENESS
          This Agreement shall become effective on the date (the “Effective Date”) on which the following conditions are satisfied:
     Section 5.1 Execution of Agreement. The Obligors, the Administrative Agent and each of the Banks shall have duly executed a copy of this Agreement (whether the same or different copies) and shall have delivered the same to the Administrative Agent.
     Section 5.2 Notes. There shall have been delivered to the Administrative Agent for the account of each of the Banks the appropriate Notes executed by the Obligors in the amount, for the maturity and as otherwise provided herein.
     Section 5.3 No Default; Representations and Warranties. As of the date hereof (a) there shall exist no Default (other than a Default arising under Section 9.2(b)) or Event of Default, (b) the Specified Representations shall be true and correct in all respects, and (c) the representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement which are material to the interests of the Banks shall be true and correct in all material respects, but only to the extent that either Ameristeel or the Merger Sub (as defined in the Acquisition Agreement) has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement.
     Section 5.4 Opinions of Counsel. The Administrative Agent shall have received an opinion addressed to the Administrative Agent and each of the Banks and dated on or about the date hereof, from each of (a) Torys LLP, special New York and Canadian counsel to Ameristeel, Ameristeel US and the Borrower, (b) Robert Lewis, internal counsel to Ameristeel US, (c) Greenberg Traurig, special New York counsel to the Guarantors (except Ameristeel and Ameristeel US), (d) Machado, Meyer, Sendacz e Opice Advogados, special Brazilian counsel to the Guarantors (except Ameristeel, Ameristeel US and Gerdau Acominas Overseas Limited), (e) Dr. Expedito Luz, internal Brazilian counsel to the Guarantors (except Ameristeel and
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Ameristeel US), (f) Maples and Calder, special Cayman Islands counsel to Gerdau Acominas Overseas Limited, (g) Hughes Hubbard & Reed LLP, special New York counsel to the Administrative Agent, and (h) Souza, Cescon Avedissian, Barrieu e Flesch — Advogados, special Brazilian counsel to the Administrative Agent, in each case addressing such matters incident to the transactions contemplated herein and in the other Credit Documents as the Administrative Agent may reasonably request, in each case in form and substance reasonably satisfactory to the Administrative Agent and the Banks.
     Section 5.5 Officers Certificates. The Administrative Agent shall have received a certificate from each of the Obligors, dated the date hereof, signed by an authorized officer of each Obligor, substantially in the form of Exhibit C-1 or C-2, as applicable, as to the matters set forth therein, including without limitation, as to the authority, incumbency and specimen signatures of the persons who have executed the Credit Documents and any other documents in connection herewith on its behalf, together with copies of the constituent documents of such Obligor (it being understood that, notwithstanding any other provision contained in any Credit Document, the constituent documents of the Guarantors that are incorporated or otherwise formed in Brazil may be delivered in Portuguese) and the board resolutions or comparable corporate approvals for the execution and delivery of the Credit Documents for such Obligor, and the foregoing shall be reasonably acceptable to the Administrative Agent.
     Section 5.6 Approvals. As of the date hereof, all necessary governmental and third party approvals and/or consents in connection with the transactions contemplated herein and in the other Credit Documents or otherwise referred to herein or therein shall have been obtained and remain in effect and all applicable waiting periods with respect hereto or thereto shall have expired without any action being taken by any competent authority which restrains, prevents or imposes materially adverse conditions upon the consummation of the transactions contemplated herein and in the other Credit Documents or otherwise referred to herein or therein.
     Section 5.7 Financial Statements and Projections. On or prior to the date hereof, the Administrative Agent and the Banks shall have received:
          (a) the audited Consolidated balance sheets of each Guarantor (other than Ameristeel US and Gerdau Acominas Overseas Limited) as at December 31, 2006, and the related audited Consolidated statements of earnings and stockholders’ equity and cash flows of each such company for the fiscal year ended as of such date, certified by independent certified public accountants of recognized international standing, together with a signed opinion of such accounting firm (which opinion shall not be qualified in any respect);
          (b) the unaudited unconsolidated balance sheet of Ameristeel US as at December 31, 2006, and the related unaudited unconsolidated statements of earnings and stockholders’ equity and cash flows of Ameristeel US for the fiscal year ended as of such date, certified by the chief financial officer (or more senior officer) of Ameristeel US;
          (c) the Consolidated balance sheet of Gerdau and Ameristeel and the unconsolidated balance sheet of Ameristeel US as at June 30, 2007, and the related Consolidated statements of earnings and stockholders’ equity and cash flows of Gerdau and Ameristeel and unconsolidated statements of earnings and stockholders’ equity and cash flows of Ameristeel US
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for the fiscal quarter ended on such date, certified by the chief financial officer (or more senior officer) of Gerdau, Ameristeel or Ameristeel US, as applicable; and
          (d) certain projections of Ameristeel, provided that each Bank receiving such projections has previously executed and delivered a confidentiality agreement in form and substance acceptable to Ameristeel.
All financial statements described in this Section (i) shall have been prepared in accordance with GAAP and (ii) shall not disclose any material adverse differences in the business, properties, assets, liabilities (actual or contingent), results of operations, financial condition or operations of the Borrower, the Guarantors and their Consolidated Subsidiaries taken as a whole from that previously disclosed to any of the Joint Lead Arrangers, the Administrative Agent or the Banks.
     Section 5.8 Process Agent Consent Letter. The Administrative Agent shall have received a letter from the Process Agent, indicating its consent to its appointment by the Obligors as its agent to receive service of process as specified in Section 12.6.
     Section 5.9 Acquisition. All conditions to the effectiveness of the Acquisition shall have been satisfied in accordance with applicable law and on the terms set forth in the Acquisition Agreement. No provision of the Acquisition Agreement shall have been waived, amended, supplemented or otherwise modified in any respect materially adverse to the Banks without approval of the Administrative Agent, and such terms shall otherwise be materially consistent with the description of sources and uses of funds as previously delivered to the Banks.
     Section 5.10 Secured Export Notes. The Administrative Agent shall have received a copy of the irrevocable instructions dated September 4, 2007 for the optional prepayment in full of the Secured Export Notes, which irrevocable instructions shall have been duly delivered to the trustee and the holders thereof.
     Section 5.11 Fees, etc. The Borrower shall have paid in full, without duplication, to each Joint Lead Arranger and the Administrative Agent all fees, costs and expenses (including, without limitation, all reasonable and invoiced legal fees and duly documented reasonable expenses of each Joint Lead Arranger and Administrative Agent) payable to the Joint Lead Arrangers and the Administrative Agent to the extent then due pursuant hereto or as otherwise agreed between the Borrower and the Joint Lead Arrangers and Administrative Agent.
          All of the instruments, certificates, legal opinions and other documents and papers referred to in this Article V, unless otherwise specified, shall be delivered to the Administrative Agent for the account of each of the Banks and in sufficient counterparts for each of the Banks and, unless otherwise specified, shall be in form and substance reasonably satisfactory to the Administrative Agent.
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ARTICLE VI
CONDITIONS PRECEDENT TO BORROWING
          The obligation of each Bank to make the Loans is subject, at the time of making the Loans (except as hereinafter indicated), to the satisfaction of the following conditions, and the acceptance of the benefits of the Loans shall constitute a representation and warranty by the Obligors to the Administrative Agent and each of the Banks that all the conditions specified in this Article VI and applicable to the Loans are satisfied as of that time:
     Section 6.1 Effective Date. The Effective Date shall have occurred.
     Section 6.2 No Default; Representations and Warranties. At the time of the making of the Borrowing and also after giving effect thereto (a) there shall exist no Default (other than any Default under Section 9.2) or Event of Default, (b) the Specified Representations shall be true and correct in all respects, and (c) the representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement which are material to the interests of the Banks shall be true and correct in all material respects, but only to the extent that either Ameristeel or the Merger Sub (as defined in the Acquisition Agreement) has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement.
     Section 6.3 Notice of Borrowing. Prior to the making of the Loans, the Administrative Agent shall have received a Notice of Borrowing with respect thereto, duly executed by the Borrower and acknowledged by Gerdau, Ameristeel US and Ameristeel and meeting the requirements of Section 2.2.
     Section 6.4 Fees, etc. The Borrower shall have paid in full to the Joint Lead Arrangers, the Administrative Agent and the Banks all fees, costs and expenses (including, without limitation, all reasonable and invoiced legal fees and duly documented reasonable expenses of each Joint Lead Arranger and Administrative Agent) payable to the Joint Lead Arrangers, the Administrative Agent and the Banks to the extent then due pursuant hereto or as otherwise agreed between the Borrower and the Joint Lead Arrangers and Administrative Agent.
ARTICLE VII
REPRESENTATIONS AND WARRANTIES
     In order to induce the Banks to enter into this Agreement and to make the Loans hereunder, each of the Obligors makes the following representations and warranties as set forth in relation to it below as of the date hereof and as of the Borrowing Date, with the occurrence of the Borrowing Date being deemed to constitute a representation and warranty that the matters specified in this Article VII are true and correct on and as of the Borrowing Date (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct only as of such specified date):
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     Section 7.1 Power and Authority. Each of the Obligors: (a) is a company or, in the case of the Borrower, a partnership, duly organized, validly existing and, to the extent applicable under the laws of its jurisdiction of organization, in good standing under the laws of its jurisdiction of organization, (b) has all requisite corporate or partnership power, as applicable, and has all material Governmental Approvals, necessary or appropriate in respect of its business, (c) is duly qualified and is authorized to do business and is in good standing in all jurisdictions in which the ownership, leasing or operation of its property or the nature of the business conducted by it makes such qualification necessary, (d) has full corporate or partnership power, as applicable, authority and legal right to make, execute, deliver and perform its obligations under each of the Credit Documents to which it is a party, and (e) has taken all corporate or other action necessary to authorize the making, execution, delivery and performance by it of each such Credit Document as has been executed and delivered as of each date this representation and warranty is made.
     Section 7.2 Subsidiaries. Gerdau owns, directly or indirectly, the majority of the Capital Stock of the Borrower and each Guarantor (other than Gerdau).
     Section 7.3 No Violation. The making and performance by each Obligor of the Credit Documents to which it is party do not contravene: (a) its Organizational Documents, (b) any Applicable Law, judgment, award, injunction or similar legal restriction in effect applicable to such Obligor, or (c) any document or other contractual restriction binding upon or affecting it or any of its Properties (except to the extent of violations of documents or contractual restrictions that (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect), or result in the creation of any Lien on any of its Property.
     Section 7.4 Compliance. Except to the extent that any non-compliance (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect, each Obligor is in compliance with (a) its Organizational Documents, (b) all Applicable Laws (including Environmental Laws) and Governmental Approvals, and (c) all of its obligations under the terms of each credit document, note, mortgage, indenture, security agreement and other instrument evidencing material Debt obligations for borrowed money by which it is bound.
     Section 7.5 No Additional Authorization Required. All Governmental Approvals and other actions by, and all notices to and filings and registrations with, any Governmental Authority, and all third-party approvals, required for the due execution, delivery and performance by each of the Obligors of the Credit Documents to which it is a party and for the legality, validity or enforceability of the Credit Documents have been obtained and are in full force and effect, except as described in Section 7.12. True copies of all such approvals, if any, have been provided to the Administrative Agent.
     Section 7.6 Legal Effect. This Agreement and each other Credit Document to which it is a party have been duly executed and delivered by each Obligor and are legal, valid and binding obligations of each Obligor, enforceable against such Obligor in accordance with their terms, in each case, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, recuperação judicial ou extrajudicial, falência or other similar laws relating to or affecting the enforcement of creditors’ rights generally and as may be limited by equitable principles of general applicability. Other than in respect of stamp duty of a nominal
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sum applied to any original Credit Document signed in or brought into the Cayman Islands (e.g. for the purpose of enforcement), as of the date hereof and as of the Borrowing Date, no fees or taxes, including, without limitation, stamp, transaction, registration or similar taxes, are required to be paid for the legality, validity, or enforceability of this Agreement or any of the other Credit Documents.
     Section 7.7 Financial Statements. The Consolidated balance sheets of each Guarantor (other than Ameristeel US and Gerdau Acominas Overseas Limited) as of December 31, 2006 and the unconsolidated balance sheet of Ameristeel US as of December 31, 2006 and June 30, 2007 delivered pursuant to Section 5.7, and the related Consolidated and unconsolidated, as applicable, statements of income and cash flows for the fiscal year ending on December 31, 2006 and fiscal quarter ending June 30, 2007 delivered in connection therewith, are complete and correct and fairly present in all material respects the financial condition of the Guarantors (other than Gerdau Acominas Overseas Limited) and their Subsidiaries on a Consolidated basis or an unconsolidated basis, as applicable, as at such date and the results of its operations for the fiscal period ending on such date, all in accordance with GAAP (provided that no footnote disclosure has been provided with respect to Ameristeel US), and none of the Guarantors (other than Gerdau Acominas Overseas Limited) nor any of their Consolidated Subsidiaries has any material contingent liabilities or material unusual forward or long-term commitments not disclosed therein.
     Section 7.8 Ranking; Priority. The payment obligations of each Obligor under the Credit Documents to which it is a party are and will at all times be unconditional general obligations of such Obligor, and rank and will at all times rank at least pari passu in priority of payment with all other present and future unsubordinated and unsecured Debt of such Obligor.
     Section 7.9 No Actions or Proceedings. There is no litigation, action, suit, investigation, claim, arbitration or other proceeding pending or, to the knowledge of any Obligor, threatened against any Obligor by or before any arbitrator or Governmental Authority that: (a) in the aggregate, has had or, if adversely determined, would reasonably be expected to have a Material Adverse Effect on any Obligor or (b) purports to affect the legality, validity, binding effect or enforceability of any of the Credit Documents or the transactions contemplated hereby.
     Section 7.10 Commercial Activity; Absence of Immunity. Each of the Obligors is subject to civil and commercial law with respect to its obligations under the Credit Documents to which it is a party, and the making and performance by it of such Credit Documents constitute private and commercial acts rather than public or governmental acts. Neither the Obligors nor any of their respective Properties is entitled to immunity on the grounds of sovereignty or otherwise from the jurisdiction of any court or from any action, suit, set-off or proceeding, or service of process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) in connection therewith, arising under the Credit Documents.
     Section 7.11 Taxes.
          (a) Each of the Obligors has filed all material tax returns required to be filed by it (taking into account any applicable extensions) and has paid all Taxes shown to be
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due thereon except such as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
          (b) As of the Effective Date, (i) except as disclosed on Schedule V or as set forth in clause (ii) or (iii) of this Section 7.11(b), no withholding or other Taxes are required to be paid in respect of, or deducted from, any payment required to be made by the Borrower under this Agreement, the Notes, or any other Credit Document, (ii) a withholding Tax of 15% (or 25%, if the beneficiary of the payment is located in a tax haven jurisdiction as defined by applicable Brazilian law) is required to paid in respect of, or deducted from, any payment of interest or fees required to be made by each Brazilian Guarantor under this Agreement, the Notes, or any other Credit Document, and (iii) any payment of interest by Obligors that are Canadian or deemed to be Canadian for tax purposes may be subject to Canadian withholding taxes of up to 25% (subject to possible reduction by treaty). No other Taxes are required to be paid in respect of, or deducted from, any other payment required to be made by any Guarantor under this Agreement, the Notes, or any other Credit Document. Each Obligor is permitted under Applicable Law to pay any additional amounts payable under Section 4.5 as will result in receipt by the Banks of such amounts as would have been received by the Banks had no such withholding been required.
     Section 7.12 Legal Form. Each of the Credit Documents is (or upon its coming into existence will be) in proper legal form under its governing law for the enforcement thereof against the parties thereto (and do not violate, nor will performance thereunder violate, Brazilian sovereignty, public order or morality (soberania nacional, ordem pública ou bons costumes)); provided that, for the enforceability of any Credit Document before Brazilian courts: (a)(i) the signatures of the parties signing such document outside Brazil must be notarized by a notary public qualified as such under the laws of the place of signing, the signature of such notary public must be certified by the county clerk’s office with jurisdiction over such notary public, and such notarization and certification must be authenticated by a Brazilian consular officer at the competent Brazilian consulate; or (ii) such document must be registered with the competent Registry of Deeds and Documents and (b) such document must be translated into the Portuguese language by a sworn translator. Subject to the preceding sentence, all formalities required in Canada and/or Brazil for the validity and enforceability (including any necessary registration, recording or filing with any court or other Governmental Authority) of each Credit Document have been accomplished, and no fees or taxes are required to be paid for the validity and enforceability thereof except, in the case of enforcing any Credit Document in Brazil, the litigating party (plaintiff) will have to post security or a performance bond to secure the costs of the proceeding and the fees of the opposite party’s (defendant) lawyer as required by Article 835 of the Brazilian Civil Procedure Code.
     Section 7.13 Full Disclosure. The information, reports, financial statements, exhibits and schedules other than the Projections (as defined below) furnished from time to time in writing by (or on behalf of) any Obligor to any Joint Lead Arranger, the Administrative Agent and/or the Banks in connection with the Credit Documents or included therein or delivered pursuant thereto do not and will not, when furnished, contain any untrue statement of material fact or, taken as a whole, omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading on the date as of which such information is stated or certified. All financial projections (the “Projections”), if any,
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that have been or will be prepared by any Obligor or its Affiliates and made available to any Joint Lead Arranger, the Administrative Agent or any Bank in connection with the Credit Documents or included therein or delivered pursuant thereto have been or will be prepared in good faith based upon assumptions that such Obligor believes to be reasonable at the time made and at the time made available to any Joint Lead Arranger, the Administrative Agent or any Bank.
     Section 7.14 No Default. No Default or Event of Default exists.
     Section 7.15 Solvency. Each Obligor, both before and immediately after giving effect to the consummation of the transactions contemplated in the Credit Documents, to which it is a party, is Solvent.
     Section 7.16 Investment Company Act. No Obligor is an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.
     Section 7.17 Liens. Schedules III and IV hereto are a complete and correct list of each Lien securing Debt of any Person outstanding on June 30, 2007 and secured by Liens covering any Property of the Obligors, and the aggregate amount of Debt secured (or that may be secured) by each such Lien and the Property covered by each such Lien is correctly described in said Schedules III and IV.
     Section 7.18 Margin Regulations. No Obligor is engaged, nor will it engage, principally or as one of its important activities, in the business of extending credit for the purpose of “purchasing” or “carrying” any “margin stock” as such terms are defined in Regulation U of the Federal Reserve Board as now and from time to time hereafter in effect (such securities being referred to herein as “Margin Stock”). None of the proceeds of the Loans or other extensions of credit under this Agreement will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any Debt that was originally incurred to purchase or carry any Margin Stock or for any other purpose that might cause any portion of the Loans or other extensions of credit under this Agreement to be considered a “purpose credit” within the meaning of Regulations T, U or X of the Federal Reserve Board. No Obligor will take or permit to be taken any action by its Subsidiaries that might cause any Credit Document to violate any regulation of the Federal Reserve Board.
     Section 7.19 Environmental Matters. Except as would not have a Material Adverse Effect (or with respect to paragraphs (b) and (c) below, where the failure to take such actions would not have a Material Adverse Effect):
          (a) No Obligor is subject to any existing, pending or, to their knowledge, threatened action, suit, investigation, inquiry or proceeding by or before any Governmental Authority or other third party, or to any remedial obligations under Environmental Laws;
          (b) The Obligors have obtained or filed (as applicable), and are in compliance with the terms and conditions of, all notices, permits, licenses and similar authorizations required under applicable Environmental Laws;
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          (c) To the knowledge of each Obligor, (i) all Hazardous Materials, if any, generated at any and all Property of such Obligor have in the past been transported, treated and disposed of in accordance with Environmental Laws and so as not to pose an imminent and substantial endangerment to public health or welfare or the environment, and (ii) all such transport carriers and treatment and disposal facilities have been and are operating in compliance with Environmental Laws and so as not to pose an imminent and substantial endangerment to public health or welfare or the environment;
          (d) No Obligor (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) is subject to any Environmental Liability, (iii) has received notice of any claim against it with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability on its part; and
          (e) There has been no release or threatened release of Hazardous Materials on, at, under or from any Property presently owned, leased, or operated by the Obligors that has resulted in, or is reasonably likely to result in, liability or obligations of the Obligors under any Environmental Laws.
     Section 7.20 ERISA. No ERISA Event has occurred or, to the knowledge of the Obligors, is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan by an amount that has resulted or could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Plans by an amount that has resulted or could reasonably be expected to result in a Material Adverse Effect.
     Section 7.21 Labor Matters. There are no strikes or other labor disputes against the Obligors or any of their Subsidiaries pending or, to the knowledge of the Obligors, threatened that (individually or in the aggregate) could reasonably be expected to have a Material Adverse Effect. Hours worked by and payment made to employees of the Obligors and their Subsidiaries have not been in violation of the Fair Labor Standards Act or any other Applicable Law dealing with such matters that (individually or in the aggregate) could reasonably be expected to have a Material Adverse Effect. All payments due from the Obligors or any of their Subsidiaries on account of employee health and welfare insurance that (individually or in the aggregate) could reasonably be expected to have a Material Adverse Effect if not paid have been paid or accrued as a liability on the books of any such Obligor or the relevant Subsidiary.
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     Section 7.22 Anti-Terrorism Laws.
          (a) No Obligor or, to its knowledge, any of its Affiliates is in violation of any Applicable Law relating to terrorism or money laundering (“Anti-Terrorism Laws”), including Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), and the Patriot Act.
          (b) No Obligor or, to its knowledge, any of its Affiliates is any of the following:
                    (i) a Person that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order;
                    (ii) a Person owned or controlled by, or acting for or on behalf of, any Person that is named on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC or any list of Persons issued by OFAC pursuant to Executive Order 13224 – Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, as in effect on the date hereof, or any similar list issued by OFAC (collectively, the “OFAC Lists”), or is otherwise subject to the provisions of, the Executive Order;
                    (iii) a Person with whom such Obligor is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;
                    (iv) a Person who commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or
                    (v) a Person that is named as a “specially designated national or blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website or any replacement website or other replacement official publication of such list.
          (c) No Obligor or, to its knowledge, any of its Affiliates (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Person described in clause (b)(i), (ii) or (v) above or, to the knowledge of such Obligor, clause (b)(iii) or (iv) above; (ii) deals in, or otherwise engages in any transaction relating to, any Property or interest in Property blocked pursuant to the Executive Order; or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purposes of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law. Neither the Obligors nor any of their Subsidiaries, nor, to the best of their knowledge, any Persons holding any legal or beneficial interest whatsoever in any Obligor or in their respective Subsidiaries (whether directly or indirectly) (x) are named on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC or any list of Persons issued by OFAC pursuant to Executive Order 13224 – Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, as in effect on the date hereof, or any similar list issued by OFAC (collectively, the “OFAC Lists”); (y) are Persons determined by the Secretary of the Treasury of the United States to be owned by, controlled by, acting for or on behalf of, providing assistance, support, sponsorship, or services of any kind to,
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or otherwise associated with any of the Persons referred to or described in the OFAC Lists; or (z) to their knowledge have conducted business with or engaged in any transaction with any Person identified in (x) or (y) above.
ARTICLE VIII
COVENANTS OF THE OBLIGORS
     Section 8.1 Corporate Existence; Inspection; Books and Records. (a) Subject to Section 8.12, each of the Obligors shall preserve and maintain its legal existence and, except to the extent that the failure to do so (in the aggregate) would not reasonably be expected to have a Material Adverse Effect, obtain and maintain all Governmental Approvals, rights, privileges, licenses and franchises necessary for the maintenance of its corporate existence and good standing.
          (b) Each of the Obligors shall permit representatives of any Bank or the Administrative Agent, on reasonable advance notice and during normal business hours, at the cost and expense of such Obligor during any Default or Event of Default, to examine, copy and make extracts from its books and records, to inspect any of its Properties and to discuss its business and affairs with its officers, all to the extent reasonably requested by such Bank or the Administrative Agent (as the case may be); provided that visitations shall be limited to the information necessary to evaluate the Obligors’ ability to perform their respective obligations under the Credit Documents.
          (c) (i) Gerdau and Ameristeel shall engage internationally recognized independent accountants to audit their respective financial statements; and (ii) each of the Obligors shall maintain a system of accounting in which full and correct entries shall be made of all of its financial transactions, assets and liabilities in accordance with GAAP.
          (d) No Obligor shall take any action, amend, modify or otherwise change any of its Organizational Documents or conduct its affairs in a manner that would reasonably be expected to adversely affect the rights of the Administrative Agent or the Banks hereunder or to result in its corporate existence being ignored by any court of competent jurisdiction or in its assets and/or liabilities being substantively consolidated with those of any other Person in a bankruptcy, reorganization or other insolvency proceeding.
     Section 8.2 Compliance with Applicable Laws; Taxes; Insurance. Each of the Obligors shall: (a) comply with the requirements of all Applicable Laws (including all Environmental Laws) and orders of any Governmental Authority, except where (and for so long as) the necessity of compliance therewith is being contested in good faith by appropriate proceedings, (b) timely file all required tax returns required to be filed by it and pay and discharge at or before maturity all of its material obligations (including tax liabilities, except where the same are contested in good faith and by proper proceedings and against which adequate reserves are being maintained to the extent required by GAAP) and (c) maintain all of its material Properties used or useful in its business in good working order and condition, ordinary wear and tear excepted, and keep such material Properties insured in accordance with customary industry standards in the jurisdiction in which they operate.
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     Section 8.3 Governmental Approvals. Each of the Obligors shall maintain in full force and effect, all Governmental Approvals from time to time necessary for its authorization, execution and delivery of the Credit Documents to which it is a party, and the due performance of all of its obligations, and the exercise of all of its rights, thereunder.
     Section 8.4 Reporting Requirements. Each of the Obligors, as applicable, shall provide to the Administrative Agent (who shall promptly distribute to the Banks):
          (a) as soon as available and in any event within 180 days after the last day of each fiscal year of each Guarantor (other than Ameristeel US and Gerdau Acominas Overseas Limited), annual audited Consolidated financial statements of such Guarantor, with the opinion thereon of internationally recognized independent public accountants, and as soon as available and in any event within 90 days after the end of fiscal quarter ending in March, June and September, quarterly unaudited Consolidated financial statements of such Guarantor as at such date, each prepared in accordance with GAAP;
          (b) as soon as available and in any event within 120 days after the last day of each fiscal year of the Borrower, Ameristeel US and Gerdau Acominas Overseas Limited, annual unaudited unconsolidated financial statements of the Borrower, and as soon as available and in any event within 60 days after the end of fiscal quarter ending in March, June and September, quarterly unaudited unconsolidated financial statements of the Borrower as at such date, each prepared in accordance with GAAP (provided that no footnote disclosure shall be required);
          (c) each time financial statements are required to be delivered under this Section 8.4(a) with respect to fiscal periods ending on any Date of Determination, a certificate of the chief financial officer (or more senior officer) of Gerdau: (i) providing a calculation (in reasonable detail) of the financial ratios in Section 8.13 and Section 8.14 as the most recent Date of Determination and (ii) certifying that his/her review has not disclosed the existence of a Default or, if any Default then exists, specifying the nature and period of existence thereof and what action the relevant Obligor has taken or proposes to take with respect thereto;
          (d) within five (5) Business Days after any Obligor obtains knowledge of any Default, a certificate of the chief financial officer (or more senior officer) thereof setting forth the details thereof and the action(s) that is/are being taken or is/are proposed to be taken with respect thereto; and
          (e) promptly (and, in any event, within five (5) Business Days) after any Obligor’s knowledge thereof, notice of any litigation, claim, investigation, arbitration, other proceeding or controversy pending or, to its knowledge, threatened involving or affecting such Obligor: (i) for a stated amount of damages in excess of 25% of Gerdau’s Consolidated Net Worth, (ii) that could reasonably be expected to have a Material Adverse Effect or (iii) that purports to affect the legality, validity, binding effect or enforceability of any of the Credit Documents.
     Section 8.5 Ranking; Priority. Each of the Obligors shall promptly take all actions as may be necessary to ensure that its obligations under the Credit Documents to which it is a party
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will at all times constitute unconditional and unsubordinated general obligations thereof ranking at least pari passu in priority of payment with all of the other present and future unsubordinated and unsecured Debt of such Obligor.
     Section 8.6 Gerdau Negative Pledge. No Gerdau Entity shall create, assume or suffer to exist, any Lien on any Account Collateral or Springing Lien Collateral, as such terms are defined in the Security Agreement dated as of the date hereof among each Gerdau Entity and JPMorgan Chase Bank, N.A., other than pursuant to such Security Agreement. No Gerdau Entity shall create, assume or suffer to exist, any Lien on any of its other Property, whether now owned or hereafter acquired by it, except for the following:
          (a) any Lien existing on the date of this Agreement and listed on Schedule III hereof, and any extension, renewal or replacement thereof or of any Lien referred to in clause (b), (c) or (d) below; provided, however, that the total amount of Debt so secured is not increased;
          (b) any Lien on any property or assets (including Capital Stock of any Person) securing Debt incurred solely for purposes of financing the acquisition, construction or improvement of such property or assets after the date of this Agreement; provided that (i) the aggregate principal amount of Debt secured by such Lien shall not exceed (but may be equal or less than) the cost (i.e., purchase price) of the property or assets so acquired, constructed or improved and (ii) such Lien is incurred before, or within 120 days after the completion of, such acquisition, construction or improvement and does not encumber any other property or assets of any Gerdau Entity; and provided, further, that to the extent that the property or asset acquired is Capital Stock, the Lien also may encumber other property or assets of the Person so acquired;
          (c) any Lien securing Debt incurred for the purpose of financing all or part of the cost of the acquisition, construction, improvement or development of a project (including mini-mills or other facilities); provided that the lenders of such Debt expressly agree to limit their recourse in respect of such Debt to assets (including Capital Stock of the project entity) and/or revenues of such project with an aggregate value of not more than the amount of such Debt, and provided, further, that the Lien is incurred before, or within 120 days after the completion of, that acquisition, construction, improvement or development and does not apply to any other property or assets of any Gerdau Entity;
          (d) any Lien existing on any property or assets of any Person before that Person’s acquisition by, merger into or consolidation with any Gerdau Entity after the date of this Agreement; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition, merger or consolidation, (ii) the Debt secured by such Lien may not exceed the Debt secured on the date of such acquisition, merger or consolidation, (iii) such Lien shall not apply to any other property or assets of any Gerdau Entity, and (iv) such Lien shall secure only the Debt that it secures on the date of such acquisition, merger or consolidation;
          (e) any Lien imposed by law that was incurred in the ordinary course of business, including, without limitation, carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar encumbrances arising in the ordinary course of business: in
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each case for sums not yet due or being contested in good faith by appropriate action or proceedings;
          (f) any pledge or deposit made in connection with workers’ compensation, unemployment insurance or other similar social security legislation, any pledge or deposit to secure surety or appeal bonds in proceedings being contested in good faith to which any Gerdau Entity is a party, good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which any Gerdau Entity is a party or deposits for the payment of rent, in each case made in the ordinary course of business;
          (g) any Lien in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of any Gerdau Entity in the ordinary course of business;
          (h) any Lien securing taxes, assessments and other governmental charges, the payment of which are not yet due or are being contested in good faith by appropriate proceedings and for which such reserves or other appropriate provisions, if any, have been established as required by GAAP;
          (i) minor defects, easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, franchises, grants, permits, restrictions on the use of property or assets or minor imperfections in title and exceptions, qualifications and reservations on title that do not materially impair the value or use of the property or assets affected thereby, and any leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of any Gerdau Entity, and which are made on customary and usual terms applicable to similar properties;
          (j) any rights of set-off of any Person with respect to any deposit account, securities trading account or other similar accounts of any Gerdau Entity arising in the ordinary course of business and not constituting a financing transaction;
          (k) any Liens granted to secure borrowings from, directly or indirectly, (i) Banco Nacional de Desenvolvimento Econômico e Social-BNDES, or any other Brazilian governmental development bank or credit agency or (ii) any international or multilateral development bank, government-sponsored agency, export-import bank or official export-import credit insurer;
          (l) any Liens on the inventory or receivables of any Gerdau Entity securing the obligations of such Person under any lines of credit or working capital facility or in connection with any structured export or import financing or other trade transaction; provided that the aggregate principal amount of Debt incurred that is secured by receivables that shall fall due in any fiscal year shall not exceed (i) with respect to transactions secured by inventory and/or receivables from export sales, 80% of Gerdau’s consolidated gross revenues from export sales for the immediately preceding fiscal year or (ii) with respect to transactions secured by inventory and/or receivables from domestic (Brazilian) sales, 80% of such Person’s consolidated gross revenues from sales within Brazil, for the immediately preceding fiscal year; and provided,
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further, that Advance Transactions shall not be deemed transactions secured by receivables for purpose of the above calculation; and
          (m) in addition to the foregoing Liens set forth in clauses (a) through (l) above, Liens securing Debt of any Gerdau Entity (including, without limitation, guarantees of any Gerdau Entity) the aggregate principal amount of which, at any time or determination, does not exceed 15% of Gerdau’s Consolidated Net Tangible Assets.
     Section 8.7 Ameristeel Negative Pledge. No Ameristeel Entity shall create, assume or suffer to exist, any Lien on any of its Property, whether now owned or hereafter acquired by it, except for the following:
          (a) any Lien existing on the date of this Agreement and listed on Schedule IV hereof, and any extension, renewal or replacement thereof or of any Lien referred to in clause (b), (c) or (d) below; provided, however, that the total amount of Debt so secured is not increased;
          (b) any Lien on any property or assets (including Capital Stock of any Person) securing Debt incurred solely for purposes of financing the acquisition, construction or improvement of such property or assets after the date of this Agreement; provided that (i) the aggregate principal amount of Debt secured by such Lien shall not exceed (but may be equal or less than) the cost (i.e., purchase price) of the property or assets so acquired, constructed or improved and (ii) such Lien is incurred before, or within 120 days after the completion of, such acquisition, construction or improvement and does not encumber any other property or assets of any Ameristeel Entity; and provided, further, that to the extent that the property or asset acquired is Capital Stock, the Lien also may encumber other property or assets of the Person so acquired;
          (c) any Lien securing Debt incurred for the purpose of financing all or part of the cost of the acquisition, construction, improvement or development of a project (including mini-mills or other facilities); provided that the lenders of such Debt expressly agree to limit their recourse in respect of such Debt to assets (including Capital Stock of the project entity) and/or revenues of such project with an aggregate value of not more than the amount of such Debt, and provided, further, that the Lien is incurred before, or within 120 days after the completion of, that acquisition, construction, improvement or development and does not apply to any other property or assets of any Ameristeel Entity;
          (d) any Lien existing on any property or assets of any Person before that Person’s acquisition by, merger into or consolidation with any Ameristeel Entity after the date of this Agreement; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition, merger or consolidation, (ii) the Debt secured by such Lien may not exceed the Debt secured on the date of such acquisition, merger or consolidation, (iii) such Lien shall not apply to any other property or assets of any Ameristeel Entity, and (iv) such Lien shall secure only the Debt that it secures on the date of such acquisition, merger or consolidation;
          (e) any Lien imposed by law that was incurred in the ordinary course of business, including, without limitation, carriers’, warehousemen’s, materialmen’s and
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mechanics’ liens and other similar encumbrances arising in the ordinary course of business: in each case for sums not yet due or being contested in good faith by appropriate action or proceedings;
          (f) any pledge or deposit made in connection with workers’ compensation, unemployment insurance or other similar social security legislation, any pledge or deposit to secure surety or appeal bonds in proceedings being contested in good faith to which any Ameristeel Entity is a party, good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which any Ameristeel Entity is a party or deposits for the payment of rent, in each case made in the ordinary course of business;
          (g) any Lien in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of any Ameristeel Entity in the ordinary course of business;
          (h) any Lien securing taxes, assessments and other governmental charges, the payment of which are not yet due or are being contested in good faith by appropriate proceedings and for which such reserves or other appropriate provisions, if any, have been established as required by GAAP;
          (i) minor defects, easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, franchises, grants, permits, restrictions on the use of property or assets or minor imperfections in title and exceptions, qualifications and reservations on title that do not materially impair the value or use of the property or assets affected thereby, and any leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of any Ameristeel Entity, and which are made on customary and usual terms applicable to similar properties;
          (j) any rights of set-off of any Person with respect to any deposit account, securities trading account or other similar accounts of any Ameristeel Entity arising in the ordinary course of business and not constituting a financing transaction;
          (k) any Liens granted to secure borrowings from, directly or indirectly, (i) Banco Nacional de Desenvolvimento Econômico e Social-BNDES, or any other Brazilian governmental development bank or credit agency or (ii) any international or multilateral development bank, government-sponsored agency, export-import bank or official export-import credit insurer;
          (l) Liens (i) on machinery and equipment of any Ameristeel Entity, in an aggregate amount not in excess of U.S.$150,000,000 outstanding at any time, and (ii) on real property of any Ameristeel Entity, in an aggregate amount not in excess of U.S.$50,000,000 outstanding at any time;
          (m) deposits or pledges made to secure operating leases of real property or newly acquired equipment entered into on a commercially reasonable basis and on commercially reasonable terms and conditions;
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          (n) Liens securing any obligations under the Amended and Restated Credit Agreement dated as of October 28, 2005 among Ameristeel and certain of its subsidiaries, various financial institutions named therein, as lenders, Bank of America, N A., as administrative agent, and Bank of America, N.A. (acting through its Canada branch), as Canadian administrative agent, as such agreement maybe amended, restated, extended, refinanced or replaced from time to time; provided, however, that the total mount of debt so secured does not exceed U.S.$950,000,000;
          (o) any Liens on the inventory or receivables of any Ameristeel Entity securing the obligations of such Person under any lines of credit or working capital facility or in connection with any structured export or import financing or other trade transaction; provided that the aggregate principal amount of Debt incurred that is secured by receivables that shall fall due in any fiscal year shall not exceed (i) with respect to transactions secured by inventory and/or receivables from export sales, 80% of Ameristeel’s consolidated gross revenues from export sales (outside of the U.S. and Canada) for the immediately preceding fiscal year or (ii) with respect to transactions secured by inventory and/or receivables from domestic (U.S. or Canadian) sales, 80% of such Person’s consolidated gross revenues from sales within the U.S. or Canada for the immediately preceding fiscal year; and
          (p) in addition to the foregoing Liens set forth in clauses (a) through (o) above, Liens securing Debt of any Ameristeel Entity (including, without limitation, guarantees of any Ameristeel Entity) the aggregate principal amount of which, at any time or determination, does not exceed 15% of Ameristeel’s Consolidated Net Tangible Assets.
     Section 8.8 Further Assurances. Each of the Obligors shall do and perform, from time to time, any and all acts (and execute any and all documents) as reasonably requested by the Administrative Agent in order to effect the purposes of the Credit Documents.
     Section 8.9 Transactions With Affiliates. No Obligor shall (or shall permit any of its respective Subsidiaries to) directly or indirectly enter into any transaction with any Affiliate except in the ordinary course of its business (which shall include intercompany loans and advances) and upon commercially reasonable terms that are no less favorable to it than those that might be obtained in a comparable arm’s-length transaction at the time from a Person that is not an Affiliate. The foregoing restrictions shall not apply to: (i) the payment of reasonable and customary fees to directors of any Obligor who are not employees of such Obligor, (ii) any other transaction with any employee, officer or director of any Obligor pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to such Obligor and entered into in the ordinary course of business and approved, in respect of officers and directors, by the board of directors of such Obligor, or (iii) any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of an Obligor on behalf of or for the account of such Obligor.
     Section 8.10 Line of Business, Etc. No Obligor shall: (a) make any material change in its line of business (other than by engaging in a business related, complementary or ancillary to its line of business), (b) change its fiscal year or (c) make or permit any material change in its accounting policies or reporting practices except as required by a change in GAAP.
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     Section 8.11 Use of Proceeds.
          (a) No part of the proceeds of the Loans shall be used directly or indirectly for the purpose (whether immediate, incidental or ultimate) of buying or carrying any Margin Stock.
          (b) The proceeds of the Loans shall be used by the Borrower solely to fund the Acquisition and to pay related fees and expenses in connection with the Credit Documents and the Acquisition.
     Section 8.12 Merger, Etc. No Obligor will enter into any transaction of merger or consolidation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its Properties; provided that it may merge or consolidate with or into, or sell or transfer all or substantially all of its Properties to, any other Obligor; and provided further, that it may merge or consolidate with or into, or sell or transfer all or substantially all of its Properties to, any other Person that is organized in an OECD Country or Brazil if, immediately after giving effect thereto:
          (a) (i) with respect to any merger or consolidation, it is the surviving Person or, if not, the surviving Person has validly assumed, in a manner satisfactory to the Administrative Agent and the Majority Banks, all obligations under the Credit Documents to which it is a party, or (ii) with respect to a sale, transfer, lease or other disposition of all or substantially all of its Properties, the Person to whom the Property has been sold, transferred, leased or otherwise disposed has validly assumed, in a manner satisfactory to the Administrative Agent and the Majority Banks, all obligations under the Credit Documents to which the transferor is a party (which assumption may constitute a novation of such obligations under Applicable Law);
          (b) no Default or Event of Default (including resulting from a breach of Section 8.10) exists or would exist immediately after such merger, consolidation, sale, transfer, lease or other disposition;
          (c) there would not be a Default or Event of Default relating to the Total Debt to EBITDA Ratio under Section 8.13 or EBITDA to Interest Expense Ratio under Section 8.14 if such ratios were determined on a pro forma basis with respect to the four-consecutive-fiscal-quarter period ending immediately preceding the date that is sixty (60) calendar days before the date of such merger, consolidation, sale or transfer, as the case may be;
          (d) the Administrative Agent shall have received any other opinions and other documents or evidence as it (or the Majority Banks) may reasonably request in connection therewith; and
          (e) to the extent reasonably requested by the Administrative Agent or the Majority Banks, the Credit Documents shall have been amended (or amended and restated) to reflect such merger, consolidation, sale, transfer, lease or other disposition.
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     Section 8.13 Total Debt to EBITDA Ratio. Gerdau shall not permit the ratio of Maximum Total Debt to EBITDA calculated for any period of four fiscal quarters ending on each Date of Determination to exceed 4.0:1.0.
     Section 8.14 EBITDA to Interest Expense Ratio. Gerdau shall not permit the ratio of Minimum EBITDA to Interest Expense calculated for any period of four consecutive fiscal quarters ending on each Date of Determination to be less than 3.0:1.0.
ARTICLE IX
EVENTS OF DEFAULT
     Each of the following events is herein called an “Event of Default”:
     Section 9.1 Payments. Any payment of any (a) principal on the Loans or any Note shall not be paid in full when due or (b) any interest, fee or any other amount whatsoever payable under the Credit Documents (including amounts payable pursuant to Article IV) shall not be paid when due and such default under this subsection (b) shall continue unremedied for five (5) Business Days;
     Section 9.2 Representations. (a) The Specified Representations shall prove to have been inaccurate in any respect as of the date made or deemed made by any Obligor, or (b) any representation, warranty or certification (other than the Specified Representations) made or deemed made herein or in any other Credit Document (or in any modification or supplement hereto or thereto) by any Obligor, or in any certificate furnished to any Bank or the Administrative Agent pursuant to the provisions hereof or of any other Credit Document, shall prove to have been inaccurate in any material respect as of the Effective Date or the Borrowing Date, and such inaccuracy is continuing on the date occurring forty-five (45) days after the Borrowing Date;
     Section 9.3 Covenants. Any Obligor shall default (a) in the observance or performance of any of its obligations under Sections 2.8, 8.1, 8.4(c)-(f), 8.5, 8.6, 8.7, 8.10, 8.11, 8.12, 8.13 or 8.14 hereof or (b) in the observance or performance of any of its other obligations under this Agreement (other than as provided in clause (a)) or any other Credit Document and such default under this clause (b) shall continue unremedied for a period of 30 days after the earlier of (x) the date on which any Obligor provides written notice thereof to the Administrative Agent or any Bank or (y) the date on which the Administrative Agent or any Bank provides written notice thereof to any Obligor;
     Section 9.4 Default Under Other Agreements. Any Obligor shall (a) default in any payment of any Debt beyond the period of grace, if any, provided in the instrument or agreement under which such Debt was created or (b) default in the observance or performance of any agreement or condition relating to any or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause such Debt to become due prior to its stated maturity and such default shall not have been cured or waived; provided, however, that no Event of Default will occur under this Section unless and until the aggregate amount of such Debt in
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respect of which one or more of the events mentioned above in this Section 9.4 has or have occurred equals or exceeds U.S.$50,000,000 or its equivalent in any currency other than Dollars;
     Section 9.5 Bankruptcy, etc. (a) Any Obligor shall admit in writing its inability to, or be generally unable to, pay its debts as such debts become due; (b) any Obligor shall: (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee, examiner, síndico, liquidator or similar Person of itself or of all or any substantial part of its Property; (ii) make a general assignment for the benefit of its creditors; (iii) file a petition seeking to take advantage of any Applicable Law relating to bankruptcy, insolvency, reorganization, recuperação judicial ou extrajudicial, liquidation, falência, dissolution, arrangement or winding up or composition or readjustment of debts; or (iv) take any corporate action for the purpose of effecting any of the foregoing; or (c) a proceeding or case shall be commenced against any Obligor, without its application or consent, seeking: (i) its reorganization, liquidation, dissolution, arrangement or winding up, or the composition or readjustment of its debts; (ii) the appointment of a receiver, custodian, trustee, examiner, síndico, liquidator or similar Person of it or of all or any substantial part of its Properties; or (iii) similar relief in respect of it under any Applicable Law relating to bankruptcy, insolvency, reorganization, recuperação judicial ou extrajudicial, liquidation, falência, dissolution or winding up or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 90 or more days;
     Section 9.6 Judgments. One or more judgment(s), order(s), decree(s), award(s), settlement(s) and/or agreement(s) to settle (including any relating to any arbitration) is/are rendered against any Obligor in an amount exceeding U.S.$50,000,000 (or its equivalent in any other currency) in the aggregate and shall remain unsatisfied, undischarged and in effect for a period of 60 or more days without a stay of execution, unless the same is either: (a) adequately bonded or covered by insurance where the surety or the insurer, as the case may be, has admitted liability in respect of such judgment(s), order(s), decree(s), award(s), settlement(s) and/or agreement(s) to settle or (b) is being contested by appropriate proceedings properly instituted and diligently conducted and fully provisioned in accordance with GAAP in such party’s financial statements;
     Section 9.7 Government Approvals. Any Governmental Approval at any time necessary to enable any Obligor to comply with any of its obligations under any of the Credit Documents shall be revoked, withdrawn, withheld or otherwise not in full force and effect and is not reinstated to the satisfaction of the Majority Banks within the earlier of (a) 30 days or (b) prior to the third Business Day before the day in which it shall be required to enable the Obligors to comply with its obligations under the Credit Documents, or shall be modified or amended in a manner that (in the aggregate) has had or could reasonably be expected to have a Material Adverse Effect;
     Section 9.8 Effectiveness of Obligations. (a) Any Obligor shall deny in writing its obligations under this Agreement, any Note or any other Credit Document; (b) any Applicable Law shall purport to render invalid, or preclude enforcement of, any material provision of this Agreement or any other Credit Document or prohibit, delay or materially impair performance of any Obligor’s obligations hereunder or under any other Credit Document; (c) any Credit
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Document shall otherwise cease to be in full force and effect; (d) any Governmental Authority authorizes or ratifies any action or series of actions for or resulting in (i) a moratorium of general applicability of payments on indebtedness of private sector borrowers which moratorium would reasonably be likely to result in any Obligor’s inability to perform its obligations under the Credit Documents or (ii) a rescheduling or restructuring of external indebtedness of borrowers that applies or would be reasonably likely to apply to any Obligor; or
     Section 9.9 Material Adverse Change. There shall have occurred after December 31, 2006 and on or before the Borrowing Date a material adverse change in the business, operations, property or financial condition of the Obligors taken as a whole, and such material adverse change is continuing on the date occurring forty-five (45) days after the Disbursement Date; or
     Section 9.10 Secured Export Notes. The Secured Export Notes shall not have been prepaid in full on or before October 15, 2007 in accordance with the irrevocable instructions dated September 4, 2007 and delivered to the trustee and the holders thereof.
          THEN, if an Event of Default exists, then the Administrative Agent shall, upon the request of the Majority Banks: (A) by notice to the Obligors, declare: (1) the Commitments to be terminated immediately, whereupon the Commitments shall immediately terminate, and (2) the principal amount then outstanding of, and the accrued interest on, the Loans and the Notes and all other amounts payable by the Obligors under the Credit Documents (including any amounts payable under Section 4.4) to be immediately due and payable, whereupon such amounts shall be immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Obligors; provided that in the case of an Event of Default of the kind referred to in Section 9.5, the Commitments shall automatically terminate and all amounts payable under the Credit Documents shall automatically become immediately due and payable, without any further action by any Person, and/or (B) exercise any other rights and remedies available at law and in equity.
ARTICLE X
GUARANTY
     Section 10.1 Guaranty.
                    (a) For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Guarantor, jointly and severally, hereby unconditionally guarantees the full and punctual payment (whether at stated maturity, upon acceleration or otherwise) of the payment obligations of the Borrower under the Credit Documents, in each case as primary obligor and not merely as surety and with respect to all such obligations howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due. This is a guaranty of payment and not merely of collection.
                    (b) All payments made by any Guarantor under this Article X shall be payable in the manner required for payments by the Borrower hereunder, including: (i) the obligation to make all such payments free and clear of, and without deduction for, any Taxes (including withholding taxes) in accordance with Section 4.5, (ii) the obligation to pay interest at
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the Default Rate and (iii) the obligation to pay all amounts due hereunder and under the Notes in Dollars.
     Section 10.2 Guaranty Unconditional. The obligations of the Guarantors under this Article X shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:
          (a) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation(s) of the Borrower under the Credit Documents and/or any Commitment(s) under the Credit Documents, by operation of law or otherwise,
          (b) any modification or amendment of or supplement to this Agreement or any other Credit Document,
          (c) any change in the corporate existence, structure or ownership of the Borrower or any other Person, or any event of the type described in Section 9.5 with respect to any Person,
          (d) the existence of any claim, set-off or other rights that any Guarantor may have at any time against the Borrower, the Administrative Agent, any Bank or any other Person, whether in connection herewith or with any unrelated transactions,
          (e) any invalidity or unenforceability relating to or against the Borrower for any reason of any Credit Document, or any provision of Applicable Law purporting to prohibit the performance by the Borrower of any of its obligations under the Credit Documents, or
          (f) any other act or omission to act or delay of any kind by the Borrower, the Administrative Agent, any Bank or any other Person or any other circumstance whatsoever that might, but for the provisions of this Section, constitute a legal or equitable discharge of the obligations of the Borrower under the Credit Documents.
     Section 10.3 Discharge Only Upon Payment in Full; Reinstatement In Certain Circumstances. The obligations of the Guarantors hereunder shall remain in full force and effect until all of the payment obligations of the Borrower under the Credit Documents shall have been paid or otherwise performed in full and all of the Commitments shall have terminated. If at any time any payment made under this Agreement or any other Credit Document is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, reorganization, recuperação judicial ou extrajudicial, falência or similar event of the Borrower or any other Person or otherwise, then the obligations of the Guarantors hereunder with respect to such payment shall be reinstated at such time as though such payment had been due but not made at such time.
     Section 10.4 Waiver. Each Guarantor hereby irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law: (a) notice of acceptance of the Guaranty provided in this Article X and notice of any liability to which this Guaranty may apply; (b) all notices that may be required by Applicable Law or otherwise to preserve intact any rights of any Bank against the Borrower, including any demand, presentment, protest, proof of notice
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of non-payment, notice of any failure on the part of the Borrower to perform and comply with any covenant, agreement, term, condition or provision of any agreement and any other notice to any other party that may be liable in respect of the obligations Guaranteed hereby (including the Borrower) except any of the foregoing as may be expressly required hereunder; (c) any right to the enforcement, assertion or exercise by the Administrative Agent or any Bank of any right, power, privilege or remedy conferred upon such Person under the Credit Documents or otherwise; (d) any requirement that the Administrative Agent or any Bank exhaust any right, power, privilege or remedy, or mitigate any damages resulting from a default, under any Credit Document, or proceed to take any action against the Borrower or any other Person under or in respect of any Credit Document or otherwise; and (e) the benefit of Articles 827, 829, 830, 834, 835, 837, 838 and 839 of the Brazilian Civil Code, Article 595 of the Brazilian Civil Procedure Code.
     Section 10.5 Subrogation. Upon making a payment under this Article X, each Guarantor shall be subrogated to the rights of the payee against the Borrower with respect to such obligation; provided that no Guarantor shall enforce any payment by way of subrogation, indemnity or otherwise, or exercise any other right, against the Borrower (or otherwise benefit from any payment or other transfer arising from any such right) so long as any payment obligations of the Borrower remain unpaid and/or unsatisfied under the Credit Documents.
     Section 10.6 Stay of Acceleration. If acceleration of the time for payment of any amounts payable under the Credit Documents is stayed due to any event described in Section 9.5, then all such amounts otherwise subject to acceleration under this Agreement shall nonetheless be payable by the Guarantors hereunder immediately upon demand by the Administrative Agent.
ARTICLE XI
THE ADMINISTRATIVE AGENT
     Section 11.1 Appointment, Powers and Immunities. (a) Each Bank hereby appoints and authorizes the Administrative Agent to act as its agent hereunder and (as applicable) under the other Credit Documents with such powers as are specifically delegated to the Administrative Agent by the terms of this Agreement and (as applicable) the other Credit Documents, together with such other powers as are reasonably incidental thereto. The Administrative Agent (which term as used in this sentence and in Section 11.5 shall include reference to its Affiliates and its own and its Affiliates’ officers, directors, employees, representatives and agents):
       (i) shall have no duties or responsibilities except those expressly set forth in the Credit Documents and shall not by reason of this Agreement or any other Credit Document be a trustee or fiduciary for any Bank,
       (ii) shall not be responsible to any Bank for any recitals, statements, representations or warranties contained in any Credit Document, or in any certificate or other document referred to or provided for in, or received by any of them under, any Credit Document, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of any Credit Document or any other document referred to or provided for
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herein or for any failure by any Obligor to perform any of its obligations hereunder or thereunder,
     (iii) except as expressly provided in the Credit Documents, shall not be required to initiate or conduct any litigation or collection proceedings under any Credit Document, and
     (iv) shall not be responsible for any action taken or omitted to be taken by it hereunder or under any other document referred to or provided for herein or in connection herewith, except for its own gross negligence or willful misconduct.
The Administrative Agent may employ agents and attorneys-in-fact and shall not be responsible for the negligence or misconduct of or for the supervision of any such agents or attorneys-in-fact that were selected by it in good faith. The Administrative Agent shall as soon as practicable provide the Banks will all information and copies of all notices which are given to it and which by the terms of this Agreement are to be provided or given to the Banks.
          (b) Before the Administrative Agent acts or refrains from acting, it may require an officer’s certificate from any Obligor and/or an opinion of counsel satisfactory to the Administrative Agent with respect to the proposed action or inaction at the Banks’ expense. The Administrative Agent shall not be liable for any action it takes or omits to take in good faith in reliance upon such certificate or opinion. Whenever in the administration of the Credit Documents the Administrative Agent shall deem it necessary or desirable that a matter be provided or established before taking or suffering or omitting to take any act under any Credit Document, such matter (unless other evidence in respect thereof is herein specifically prescribed) may, in the absence of gross negligence or bad faith on the part of the Administrative Agent, be deemed to be conclusively proved and established by an officers’ certificate delivered to the Administrative Agent, and such certificate, in the absence of gross negligence or bad faith on the part of the Administrative Agent, shall be full warrant to the Administrative Agent for any action taken, suffered or omitted to be taken by it under the Credit Documents upon the faith thereof.
          (c) The Joint Lead Arrangers, in their capacities as joint lead arrangers, shall not have any liability or responsibility whatsoever under the Credit Documents.
          (d) Any Person (i) into which the Administrative Agent may be merged or consolidated or (ii) that may result from any merger, conversion or consolidation to which the Administrative Agent shall be a party shall (if the Administrative Agent is not the surviving entity) be the successor of the Administrative Agent without the execution or filing of any instrument or any further act on the part of any of the parties hereto.
     Section 11.2 Reliance by the Administrative Agent. The Administrative Agent shall be entitled to rely conclusively upon any certification, notice or other communication (including any thereof by e-mail, telephone or facsimile) reasonably believed by it to be genuine and correct and to have been signed or sent by or on behalf of the appropriate Person(s), and upon advice and statements of legal counsel and other experts selected by the Administrative Agent. As to any matters not expressly provided for in the Credit Documents, the Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, thereunder in accordance
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with instructions given by the Majority Banks, and such instructions of the Majority Banks and any action taken or failure to act pursuant thereto shall be binding upon all of the Banks.
     Section 11.3 Defaults. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of a Default unless it has received written notice from a Bank or an Obligor specifying such Default and stating that such notice is a “Notice of Default.” If the Administrative Agent receives such a notice, then it shall give prompt notice thereof to the Banks and the Borrower (if such notice is received from a Bank). The Administrative Agent shall (subject to Section 11.7) take such action with respect to any such Default as shall be directed by the Majority Banks; provided that unless and until the Administrative Agent shall have received such directions, it may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default as it shall deem advisable in the best interest of the Banks except to the extent that the Credit Documents expressly require that such action be taken, or not be taken, only with the consent or upon the authorization of the Majority Banks or all of the Banks.
     Section 11.4 Rights as a Bank. With respect to any Commitment and Loan made or held by it, JPMorgan Chase Bank, N.A. (and any successor acting as an Agent) in its capacity as a Bank hereunder shall have the same rights and powers as any other Bank and may exercise the same as though it were not acting as the Administrative Agent, and the term “Bank” shall, unless the context otherwise indicates, include the Administrative Agent in its individual capacity. JPMorgan Chase Bank, N.A. (and any successor acting as an Agent) and its Affiliates may (without having to account therefore to any Bank) accept deposits from, lend money to, make investments in and generally engage in any kind of banking, trust or other business with any Obligor, and any Affiliate of any thereof as if it were not acting as the Administrative Agent, and JPMorgan Chase Bank, N.A. (and any such successor) and its Affiliates may accept fees and other consideration from any such Person(s) for services in connection with this Agreement or otherwise without having to account for the same to the Banks.
     Section 11.5 Indemnification. The Banks agree to indemnify the Administrative Agent (to the extent not reimbursed under Section 12.1, but without limiting the obligations of the Obligors under Section 12.1) ratably in accordance with the aggregate principal amount of the Loans held by the Banks (or, if no Loans are at the time outstanding, ratably in accordance with their respective Commitments), for any and all losses, liabilities, claims, obligations, damages or expenses (including the fees and disbursements of counsel) incurred by it arising out of or by reason of any investigation in any way relating to or arising out of this Agreement or any other Credit Documents or the transactions contemplated hereby (including the costs and expenses that the Obligors are obligated to pay under Section 12.1, but excluding, other than additional administrative costs and expenses resulting from a Default, normal administrative costs and expenses incident to the performance of its agency duties hereunder) or the enforcement of any of the terms hereof or of any such other documents; provided that no Bank shall be liable to the Administrative Agent for any of the foregoing to the extent that it arises from the gross negligence or willful misconduct of the Administrative Agent as determined by a final, nonappealable judgment by a court of competent jurisdiction. In no event shall any Bank be liable to the Administrative Agent for any punitive or consequential damages in connection with any of the Credit Documents. The obligations of the Banks under this Section 11.5 shall
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survive the termination of this Agreement, the repayment of the Loans and/or the earlier resignation or removal of the Administrative Agent.
     Section 11.6 Non-Reliance upon the Administrative Agent and other Banks. Each Bank agrees that it has, independently and without reliance upon the Administrative Agent, the Joint Lead Arrangers or any other Bank, and based upon such documents and information as it has deemed appropriate, made its own credit analysis of the Obligors and decision to enter into this Agreement and that it will, independently and without reliance upon the Administrative Agent, the Joint Lead Arrangers or any other Bank, and based upon such documents and information as it shall deem appropriate at the time, continue to make its own analysis and decisions in taking or not taking action under this Agreement and the other Credit Documents. The Administrative Agent shall not be required to inspect the Properties or books of any Obligor. Except for notices, reports and other documents and information expressly required to be furnished to the Banks by the Administrative Agent under the Credit Documents, the Administrative Agent shall not have any duty or responsibility to provide any Bank with any credit or other information concerning the affairs, financial condition or business of any Obligor that may come into the possession of the Administrative Agent or any of its Affiliates.
     Section 11.7 Failure to Act. Except for any action expressly required of the Administrative Agent under a Credit Document, it shall in all cases be fully justified in failing or refusing to act under the Credit Documents unless it shall receive further assurances to its satisfaction from the Banks of their indemnification obligations under Section 11.5 against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. No provision of any Credit Document shall require the Administrative Agent to take any action that it reasonably believes to be contrary to Applicable Law or to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties thereunder or in the exercise of any of its rights or powers if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.
     Section 11.8 Resignation or Removal of the Administrative Agent. Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may resign at any time by giving notice thereof to the Banks and the Obligors, and the Administrative Agent may be removed at any time with or without cause by the Majority Banks. Upon any such resignation or removal, the Majority Banks shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within 30 days after the existing Administrative Agent’s giving of notice of resignation or the Majority Banks’ election to remove such existing Administrative Agent, then such existing Administrative Agent may, on behalf of the Banks, appoint a successor Administrative Agent, which shall be a bank that has a combined capital and surplus of at least U.S.$100,000,000 (or its equivalent in any other currency). Upon the acceptance of any appointment as the Administrative Agent hereunder by a successor, such successor shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the existing Administrative Agent, and such existing Administrative Agent shall be discharged from its duties and obligations hereunder. After the Administrative Agent’s resignation or removal hereunder, the provisions of this Article shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.
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ARTICLE XII
MISCELLANEOUS
     Section 12.1 Expenses; Indemnity.
          (a) Whether or not the transactions contemplated hereby are consummated, the Borrower hereby agrees to pay or reimburse from time to time upon request: (i) the Administrative Agent for all of its reasonable and documented out-of-pocket costs and expenses (including the reasonable and documented fees and expenses of a single New York and local counsel (limited to single counsel in each applicable jurisdiction) to the Administrative Agent and Joint Lead Arrangers) in connection with: (A) the syndication, negotiation, preparation, review, translation, execution and delivery of this Agreement and the other Credit Documents and the documents and instruments prepared in connection herewith or in anticipation hereof (it being understood that the legal fees and other out-of-pocket expenses of the Joint Lead Arrangers and the Administrative Agent in connection with the items listed in this Clause (A) shall be limited to a total aggregate amount agreed upon by Gerdau and the Joint Lead Arrangers), and (B) the negotiation or preparation of any modification, amendment, supplement or waiver of any of the terms of this Agreement and the other Credit Documents (whether or not consummated) and (ii) the Agents and each of the Banks for all of their reasonable and documented out-of-pocket costs and expenses (including the reasonable and duly evidenced fees and expenses of shared legal counsel) in connection with any enforcement or collection proceedings resulting from the occurrence of an Event of Default. The Borrower further agrees to pay, and hold each of the Banks harmless from and against, any and all present and future stamp and other similar taxes with respect to this Agreement and the other Credit Documents and save and hold each of the Banks harmless from and against any and all liabilities with respect to or resulting from any delay or omission (other than to the extent attributable to such Banks) to pay such taxes.
          (b) The Obligors hereby agree, on a joint and several basis, to indemnify each Bank and its respective directors, officers, employees, representatives, attorneys and agents (each an “Indemnified Person”) from, and hold each of them harmless against, any and all losses, liabilities, obligations, penalties, actions, judgments, suits, costs, claims, damages, disbursements or reasonable and documented expenses incurred by any of them as a result of, or arising out of, or in any way related to, or by reason of any investigation, litigation, arbitration or other proceeding (whether or not the Indemnified Person is a party thereto) (including any threatened investigation, litigation, arbitration or other proceeding) relating to the Credit Documents and/or the use or proposed use by the Borrower of the proceeds of the Loans or the consummation of any transactions contemplated herein or in any other Credit Document, including the reasonable and documented fees and disbursements of counsel incurred in connection with any such investigation, litigation or other proceedings (but excluding any such losses, liabilities, claims, damages or expenses incurred by reason of the gross negligence or willful misconduct of the Person to be indemnified, as determined by a final, nonappealable judgment by a court of competent jurisdiction). To the extent that any undertaking in this
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Section may be unenforceable because it violates any Applicable Law or is contrary to public policy, the Obligors shall contribute the maximum portion that it is permitted to pay and satisfy under Applicable Law to the payment and satisfaction of such undertaking. In no event shall any party hereto be liable for punitive or consequential damages in connection with any of the Credit Documents.
          (c) All amounts payable or indemnifiable under this Section shall be due and payable within four (4) Business Days after demand therefor. All amounts paid and costs incurred by any Indemnified Party in respect to any matter payable or indemnifiable under this Section shall, if not so paid or reimbursed by the Obligors before the date that is ten (10) Business Days after the date on which the Obligors were requested to make such payment, be an Event of Default and bear interest from the date of such request at the Default Rate. The obligations of the Obligors under this Section 12.1 shall survive the termination of this Agreement.
     Section 12.2 Notices. Except as otherwise expressly provided herein, all notices and other communications provided for hereunder shall be in writing (including facsimile communication) and mailed, facsimiled or delivered: if to any Obligor, the Agents or any Bank, at its address specified on Schedule II hereto or, as to any Obligor or the Agents, at such other address as shall be designated by such party in a written notice to the other parties hereto and, as to each Bank, at such other address as shall be designated by such Bank in a written notice to the Borrower and the Administrative Agent. All such notices and communications shall, when mailed, facsimiled, or sent by overnight courier, be effective when received.
     Section 12.3 Benefit of Agreement; Assignments and Participations.
          (a) This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto; provided, however, no Obligor may assign or transfer any of its rights, obligations or interest hereunder or under any other Credit Document without the prior written consent of each Bank.
          (b) Each Bank may assign all or a portion of its Loans or Commitments hereunder to one or more Eligible Assignees each of which assignees shall become a party to this Agreement as a Bank by execution of an assignment agreement, substantially in the form of Exhibit E; provided that, (i) at such time Schedule I shall be deemed modified to reflect the Commitments of such new Bank and of the existing Banks; (ii) the Obligors will issue new Notes to such new Bank and to the assigning Bank upon the request of such new Bank or assigning Bank in replacement of the original Notes, such new Notes to be in conformity with the requirements of Section 2.4 to the extent needed to reflect the ownership of the Loans; (iii) the Administrative Agent shall receive at the time of each such assignment, from the assignee, the payment of a non-refundable assignment fee of U.S.$3,500; and (iv) each such assignment shall be in a minimum amount of U.S.$10,000,000. To the extent of any assignment pursuant to this Section 12.3(b), the assigning Bank shall be relieved of its obligations hereunder with respect to its assigned Commitments and Loans. No transfer or assignment under this Section 12.3(b) will be effective until recorded by the Administrative Agent on the Register pursuant to Section 12.3(c). Notwithstanding the foregoing, no assignment after Successful Syndication shall increase the withholding tax burden on the Borrower based on the Applicable
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Law in effect as of the date of such assignment, including, without limitation any additional amounts payable under Section 4.5(a); provided, however, that such limitation shall not prevent any such assignment, but shall shift the burden of any such increased cost, to the extent such cost relates solely to Applicable Law in effect as of the date of such assignment, to the relevant assignee throughout the remainder of the term of this Agreement.
          (c) The Borrower hereby designate the Administrative Agent to serve as the Borrower’s agent, solely for purposes of this Section 12.3(c), to maintain a register (the “Register”) on which it will record the Commitments from time to time of each of the Banks, the Loans made by each of the Banks and each repayment in respect of the principal amount of the Loans of each Bank. The requirements of this Section 12.3(c) and Section 12.3(b) are intended to result in the Loans being in “registered form” for purposes of Section 871, Section 881 or any other applicable provision of the Code, and shall be interpreted and applied in a manner consistent therewith. Failure to make any such recordation, or any error in such recordation shall not affect the Borrower’s obligations in respect of the Loans. The Borrower agrees to indemnify the Administrative Agent from and against any and all losses, claims, damages and liabilities of whatsoever nature which may be imposed on, asserted against or incurred by the Administrative Agent in performing its duties under this Section 12.3(c), except to the extent that such losses, claims, damages or liabilities were caused by the gross negligence or willful misconduct of the Administrative Agent.
          (d) Notwithstanding the foregoing, any Bank may transfer or grant participations in its rights hereunder without the consent of any Obligor. In connection with any such participation, such Bank shall remain a “Bank” for all purposes hereunder and the participant shall not constitute a “Bank” hereunder and no Bank shall transfer or grant any participation under which the participant shall have rights to approve any amendment to or waiver of this Agreement or any other Credit Document except to the extent such amendment or waiver would (i) extend the final scheduled maturity of any Loan or Note in which such participant is participating, or reduce the rate or extend the time of payment of interest or fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates) or reduce the principal amount thereof, or increase the Commitments in which such participant is participating over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default shall not constitute a change in the terms of any Commitment, and that an increase in any Commitment shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof) or (ii) consent to the assignment or transfer by any Obligor of any of its rights and obligations under this Agreement. In the case of any such participation, the participant shall not have any rights under this Agreement or any of the other Credit Documents (the participant’s rights against such Bank in respect of such participation to be those set forth in the agreement executed by such Bank in favor of the participant relating thereto) and all amounts payable by the Borrower hereunder shall be determined as if such Bank had not sold such participation, except that the participant shall be entitled to the benefit of Article IV to the extent that such Bank would have been entitled thereto if it had not granted such participation.
          (e) In addition to the assignments and participations permitted under the foregoing provisions of this Section 12.3, any Bank may (without notice or consent of the Administrative Agent, the Borrower or any other Person and without payment of any fee) assign
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and pledge all or any portion of its Loans and Notes to any U.S. Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors of the U.S. Federal Reserve System and any operating circular issued by such Federal Reserve Bank. No such assignment shall release the assigning Bank from its obligations hereunder.
     Section 12.4 No Waiver; Remedies Cumulative. No failure or delay on the part of the Administrative Agent, any Joint Lead Arranger or any Bank or any holder of any Note in exercising any right, power or privilege hereunder or under any other Credit Document and no course of dealing among the Borrower and the Administrative Agent, any Joint Lead Arranger or any Bank or the holder of any Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or under any other Credit Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights, powers and remedies herein or in any other Credit Document expressly provided are cumulative and not exclusive of any rights, powers or remedies which the Administrative Agent, any Joint Lead Arranger or any Bank or the holder of any Note would otherwise have. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Administrative Agent, any Joint Lead Arranger or any Bank or the holder of any Note to any other or further action in any circumstances without notice or demand.
     Section 12.5 Calculations; Computations.
          (a) The financial statements to be furnished to the Banks pursuant hereto shall be made and prepared in accordance with GAAP (except as set forth in the notes thereto or as otherwise disclosed in writing by any Obligor to the Banks); provided that, except as otherwise specifically provided herein, all computations determining compliance with Sections 8.13 and 8.14, including the definitions used therein, shall utilize accounting principles and policies in conformity with those used to prepare the historical financial statements delivered to the Banks pursuant to Section 5.7, except to the extent such principles and policies are required by Applicable Law to be changed.
          (b) All computations of interest and the Fees hereunder shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or Fees are payable.
     Section 12.6 Governing Law; Submission To Jurisdiction; Venue.
          (a) This Agreement and the other Credit Documents and the rights and obligations of the parties hereunder and thereunder shall be governed by and construed in accordance with the law of the State of New York.
          (b) Any legal action or proceeding with respect to this Agreement or any other Credit Document may be brought in the courts of the State of New York or of the United States for the Southern District of New York sitting in the Borough of Manhattan, New York City, and, by execution and delivery of this agreement, each party hereto hereby
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irrevocably accepts, for the benefit of each other party hereto, for itself and in respect of its property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.
          (c) Each Obligor hereby irrevocably designates, appoints and empowers Law Debenture Corporate Services, Inc. with offices currently located at 400 Madison Avenue, 4th Floor, New York, New York 10017, United States of America (the “Process Agent”) as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any such action or proceeding brought in any courts of the State of New York or of the United States for the Southern District of New York. Each Obligor covenants and agrees that it shall take any and all reasonable action, including the execution and filing of any and all documents that may be necessary to continue the foregoing appointment in full force and effect and to cause the agent for service of process to continue to act in such capacity. If for any reason the Law Debenture Corporate Services, Inc. (or any successor thereto) shall cease, or shall not be capable to act, as process agent, the Obligors shall promptly and irrevocably designate and appoint a successor process agent, subject to the Administrative Agent’s reasonable approval. In the event that the Obligors have not duly appointed such successor process agent within 15 days after the existing process agent ceases to act as such, the Obligors hereby authorize the Administrative Agent to act as the Obligors’ duly appointed attorney-in-fact to execute any documents and take any actions reasonably necessary for the Administrative Agent to appoint a successor process agent and shall promptly provide notice of such appointment to the Obligors. Each Obligor further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof, to the extent permitted under applicable law, by registered or certified mail, postage prepaid, to such Obligor at its address set forth opposite its signature below, such service to become effective upon receipt. It is hereby agreed by the parties hereto that the preferred method of service of process shall be through process served on the Process Agent, and alternative methods shall be used only if such service of process through the Process Agent is determined to be invalid, ineffective, untimely or otherwise burdensome as determined by the Administrative Agent or the Majority Banks in their sole discretion. Nothing herein shall affect the right of any Obligor, the Administrative Agent, any Joint Lead Arranger, any Bank or the holder of any Note to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction.
          (d) Each of the Obligors hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this agreement or any other credit document brought in the courts referred to in clause (b) above and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.
     Section 12.7 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.
Gerdau Credit Agreement

     Section 12.8 Counterparts; Headings Descriptive; English Language. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. The headings of the several sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement. All documents to be delivered by any party hereto pursuant to the terms of this Agreement or any other Credit Documents and all certificates, reports or notices to be delivered or communications to be given or made by any party hereto pursuant to the terms of this Agreement or any other Credit Document shall be in the English language or, if originally written in another language, shall be accompanied by an accurate English translation upon which the other parties hereto shall have the right to rely for all purposes of this Agreement and the other Credit Documents.
     Section 12.9 Amendment or Waiver. Neither this Agreement nor any other Credit Document nor any terms hereof or thereof may be changed, waived, discharged or terminated unless such change, waiver, discharge or termination is in writing signed by the Borrower and the Majority Banks; provided that no such change, waiver, discharge or termination shall, without the consent of each Bank being directly affected thereby: (i) extend the final scheduled maturity of any Loan or any Note, or reduce the rate or extend the time of payment of interest or Fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates), or reduce the principal amount thereof, or increase (over the amount thereof then in effect) or extend the availability of (whether by amendment of the definition of Availability Expiry Date or otherwise) the Commitments of any Bank (it being understood that a waiver of any conditions precedent, covenants, Default or Event of Default shall not constitute an increase or extension of the availability of the Commitment of any Bank); (ii) amend, modify or waive any provision of this Section 12.9; (iii) reduce the percentage specified in, or otherwise modify, the definition of Majority Banks; (iv) consent to the assignment or transfer by or release of any Obligor of any of its rights and obligations under this Agreement; or (v) amend, modify or waive any provision in Article X hereof or release any Guarantor from any of their respective obligations hereunder; provided further, that no such change, waiver, discharge or termination shall: (x) without the consent of the Agents, amend, modify or waive any provision of Article XI or any other provision relating to the rights or obligations of the Agents, or (y) without the consent of the Joint Lead Arrangers, amend, modify or waive any provision relating to the rights of the Joint Lead Arrangers.
     Section 12.10 Survival. All indemnities set forth herein including, without limitation, in Article IV, Sections 10.3, 11.5, 12.1, 12.3 and 12.11 shall survive the execution and delivery of this Agreement and the Notes and the making and repayment of the Loan and any assignments thereof.
     Section 12.11 Judgment Currency. The obligations of the Obligors hereunder and under the other Credit Documents to make payments in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than Dollars, except to the extent that such tender or recovery results in the effective receipt by an Agent or the respective Bank of the full amount of Dollars expressed to be payable to such Agent or such Bank under this Agreement or the other Credit Documents. Each Obligor agrees to indemnify the Agents and each Bank against any loss incurred by such Agent
Gerdau Credit Agreement

or such Bank as a result of any judgment or order being given or made for the payment of any amount due hereunder or under any other Credit Document which is expressed and paid in a currency other than Dollars (such other currency, the “Judgment Currency”) and as a result of any variation between (a) the rate of exchange at which the Dollar amount is converted into the Judgment Currency for the purposes of such judgment or order, and (b) the rate of exchange at which such Agent or such Bank is able to purchase Dollars with the amount of Judgment Currency actually received by such Agent or such Bank. The foregoing indemnity shall, to the extent permitted by Applicable Law, constitute a separate and independent obligation of the Obligors, shall continue in full force and effect notwithstanding any such judgment or order as aforesaid, and shall not be affected by judgment being obtained for any other sums due under this Agreement or under any other Credit Document. The term “rate of exchange” shall include any premiums and costs payable in connection with the purchase of, or conversion into, the relevant currency.
     Section 12.12 Waiver of Sovereign Immunity. Each Obligor represents, warrants and agrees that the activities contemplated by the provisions of the Credit Documents are commercial in nature rather than governmental or public, and therefore represents, warrants and agrees that it is not entitled to any right of immunity on the grounds of sovereignty or otherwise with respect to such activities or in any legal action or proceeding arising out of or relating to the Credit Documents. Each Obligor, in respect of itself and its properties and revenues, hereby expressly irrevocably waives, to the extent permitted by Applicable Law, any right of immunity that such Obligor or any of its properties and revenues has or may hereafter acquire, whether characterized as sovereign immunity or otherwise, from any legal proceedings, whether in the United States, the Cayman Islands, Brazil or elsewhere, related to or arising from the transactions contemplated by any of the Credit Documents, and agrees not to assert any such right or claim in any such proceeding.
     Section 12.13 Confidentiality. Each Bank agrees to keep confidential (other than (x) with respect to its employees, auditors, accountants, advisors or counsel or to another Bank if the Bank or such Bank’s holding or parent company in its sole discretion determines that any such party should have access to such information, provided such Persons shall be subject to the provisions of this Section 12.13 to the same extent as such Bank or (y) with the prior consent of any Obligor), in accordance with its customary procedures of handling confidential information of the same nature and in accordance with safe and sound banking practices, any information with respect to the Obligors or any of their Subsidiaries which has been, is now or in the future will be furnished pursuant to or in anticipation of this Agreement or any other Credit Document and which is designated by the Obligors to the Banks in writing as confidential or would customarily be treated as confidential in banking practice, provided that any Bank may disclose any such information (i) as has become generally available to the public, (ii) as may be required or appropriate in any report, statement or testimony submitted to any Governmental Authority having or claiming to have jurisdiction over such Bank, (iii) as may be required or appropriate in respect to any summons or subpoena or in connection with any litigation, (iv) in order to comply with any Applicable Law applicable to such Bank, (v) to the Administrative Agent, (vi) to any credit rating agency that rates the financial condition of the Bank or the claims paying ability of the Bank or the financial condition of the Obligors, (vii) to any prospective or actual transferee or participant (or its investment or legal advisors) in connection with any contemplated transfer or participation of any of the Loans, Notes or Commitments or any interest therein by such Bank,
Gerdau Credit Agreement

provided that such prospective transferee agrees to maintain the confidentiality contained in this Section 12.13 and, in the case of any Projections, agrees to sign a confidentiality agreement in form and substance reasonably satisfactory to Gerdau and Ameristeel, (viii) to any prospective or actual counterparty (or its investment or legal advisors) in connection with any securitization, swap or derivative transactions relating to any Obligor, any Subsidiary of an Obligor, and/or the Obligations, provided that prior written notice identifying the prospective or actual counterparty is given to the Borrower and such prospective counterparty agrees to maintain the confidentiality contained in this Section 12.13 and, in the case of any Projections, agrees to sign a confidentiality agreement in form and substance reasonably satisfactory to Gerdau and Ameristeel, and (ix) to any of its Affiliates in connection with the administration, syndication or enforcement of the Credit Documents.
          The Obligors agree that the terms contained in the Credit Documents are confidential and, except for disclosure to the various parties thereto, their respective shareholders and such Persons’ board of directors (or similar body), officers, employees or professional advisors, or as may be compelled in a judicial or administrative proceeding or otherwise be required by Applicable Law, may not be disclosed in whole or in part by any Obligor to any other Person without the prior written consent of the Administrative Agent.
     Section 12.14 USA PATRIOT Act Notice. Each Bank subject to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) and each of the Agents (for itself and not on behalf of any Bank), hereby notifies the Borrower that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other reasonable information that will allow such Bank or the Administrative Agent, as applicable, to identify the Borrower in accordance with the Patriot Act.
Gerdau Credit Agreement

     IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.

GNA PARTNERS, GP, as Borrower
By:	“Robert E. Lewis”
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

Signature Page to the Credit Agreement

GERDAU S.A., as a Guarantor
By:	“Osvaldo Burgos Schirmer”
	Name:	Osvaldo Burgos Schirmer
	Title:	Executive Vice-President

Signature Page to the Credit Agreement

GERDAU AMERISTEEL CORPORATION, as a Guarantor
By:	“Robert E. Lewis”
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

Signature Page to the Credit Agreement

GERDAU AMERISTEEL US INC., as a Guarantor
By:	“Robert E. Lewis”
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

Signature Page to the Credit Agreement

GERDAU AÇOMINAS S.A., as a Guarantor
By:	“Osvaldo Burgos Schirmer”
	Name:	Osvaldo Burgos Schirmer
	Title:	Executive Vice-President

Signature Page to the Credit Agreement

GERDAU ACOMINAS OVERSEAS LIMITED, as a Guarantor
By:	“Osvaldo Burgos Schirmer”
	Name:	Osvaldo Burgos Schirmer
	Title:	Director

Signature Page to the Credit Agreement

GERDAU AÇOS LONGOS S.A., as a Guarantor
By:	“Osvaldo Burgos Schirmer”
	Name:	Osvaldo Burgos Schirmer
	Title:	Executive Vice-President

Signature Page to the Credit Agreement

GERDAU AÇOS ESPECIAIS S.A., as a Guarantor
By:	“Osvaldo Burgos Schirmer”
	Name:	Osvaldo Burgos Schirmer
	Title:	Executive Vice-President

Signature Page to the Credit Agreement

GERDAU COMERCIAL DE AÇOS S.A., as a Guarantor
By:	“Osvaldo Burgos Schirmer”
	Name:	Osvaldo Burgos Schirmer
	Title:	Executive Vice-President

Signature Page to the Credit Agreement

JPMORGAN CHASE BANK, N.A., as Administrative Agent
By:	“Linda Meyer”
	Name:	Linda Meyer
	Title:	Vice President

Signature Page to the Credit Agreement

ABN AMRO BANK N.V., as a Joint Lead Arranger
By:	“Conrado Lautenberg”
	Name:	Conrad Lautenberg
	Title:	Vice President Portfolio Management TMT

By:	“Rodrigo José de Campos”
	Name:	Rodrigo José de Campos
	Title:	Vice President Global Commodity Finance

ABN AMRO BANK N.V., as a Bank
By:	“Conrado Lautenberg”
	Name:	Conrado Lautenberg
	Title:	Vice President Portfolio Management TMT

By:	“Rodrigo José de Campos”
	Name:	Rodrigo José de Campos
	Title:	Vice President Global Commodity Finance

Signature Page to the Credit Agreement

HSBC SECURITIES (USA) INC., as a Joint Lead Arranger
By:	“Katia Bouazza”
	Name:	Katia Bouazza
	Title:	Senior Vice President

HSBC BANK USA, National Association, as a Bank
By:	“Richard J. Wand”
	Name:	Richard J. Wand #12473
	Title:	Senior Vice President

Signature Page to the Credit Agreement

J.P. MORGAN SECURITIES INC., as a Joint Lead Arranger
By:	“Mark Tuttle”
	Name:	Mark Tuttle
	Title:	Managing Director

JPMORGAN CHASE BANK, N.A., as a Bank
By:	“Linda Meyer”
	Name:	Linda Meyer
	Title:	Vice President

Signature Page to the Credit Agreement

SCHEDULE I
COMMITMENTS

Bank	Commitment
ABN AMRO Bank N.V.	U.S.$533,333,333.33

HSBC Bank USA, National Association	U.S.$533,333,333.33

JPMorgan Chase Bank N.A.	U.S.$533,333,333.34

Total	U.S.$1,600,000,000

Gerdau Credit Agreement
Schedule I — Commitments

SCHEDULE II
CONTACT INFORMATION FOR NOTICES

Borrower	Address for Notices

GNA PARTNERS, GP, as Borrower	c/o Gerdau Ameristeel Corporation
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Attn: Robert Lewis
Tel: (813) 207-2322
Fax: (813) 207-2251

With a copy to:
Torys LLP
237 Park Avenue
New York, NY 10017-3142
Attn: Alexandra Kau
Tel: (212) 880-6024
Fax: (212) 682-0200
Gerdau Credit Agreement
Schedule II – Contact Information For Notices

Guarantors	Address for Notices

GERDAU S.A., as Guarantor	Gerdau S.A. Av. Farrapos, 1811 – Floresta 90220-005 Porto Alegre, RS Brazil Attn: José Francisco Dutra / Rodrigo Ferreira de Souza

GERDAU AMERISTEEL CORPORATION, as Guarantor	Gerdau Ameristeel Corporation
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Attn: Robert Lewis
Tel: (813) 207-2322
Fax: (813) 207-2251

With a copy to:
Torys LLP
237 Park Avenue
New York, NY 10017-3142
Attn: Alexandra Kau
Tel: (212) 880-6024
Fax: (212) 682-0200

GERDAU AMERISTEEL US INC., as Guarantor	c/o Gerdau Ameristeel Corporation
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Attn: Robert Lewis
Tel: (813) 207-2322
Fax: (813) 207-2251

With a copy to:
Torys LLP
237 Park Avenue
New York, NY 10017-3142
Attn: Alexandra Kau
Tel: (212) 880-6024
Fax: (212) 682-0200

GERDAU AÇOMINAS S.A., as Guarantor	c/o Gerdau S.A. Av. Farrapos, 1811 – Floresta 90220-005 Porto Alegre, RS Brazil Attn: José Francisco Dutra / Rodrigo Ferreira de Souza
Gerdau Credit Agreement
Schedule II – Contact Information For Notices

Guarantors	Address for Notices

GERDAU ACOMINAS OVERSEAS LIMITED, as Guarantor	c/o Gerdau S.A. Av. Farrapos, 1811 – Floresta 90220-005 Porto Alegre, RS Brazil Attn: José Francisco Dutra / Rodrigo Ferreira de Souza

GERDAU AÇOS ESPECIAIS S.A., as Guarantor	c/o Gerdau S.A. Av. Farrapos, 1811 – Floresta 90220-005 Porto Alegre, RS Brazil Attn: José Francisco Dutra / Rodrigo Ferreira de Souza

GERDAU AÇOS LONGOS S.A., as Guarantor	c/o Gerdau S.A. Av. Farrapos, 1811 – Floresta 90220-005 Porto Alegre, RS Brazil Attn: José Francisco Dutra / Rodrigo Ferreira de Souza

GERDAU COMERCIAL DE AÇOS S.A., as Guarantor	c/o Gerdau S.A. Av. Farrapos, 1811 – Floresta 90220-005 Porto Alegre, RS Brazil Attn: José Francisco Dutra / Rodrigo Ferreira de Souza

Administrative Agent	Address for Notices

JPMORGAN CHASE BANK, N.A., as Administrative Agent	JPMorgan Chase Bank 270 Park Avenue, 14th Floor New York, NY 10017 Attn: Linda Meyer, VP Tel: (212) 270-2413 Fax: (212) 270-5100
Gerdau Credit Agreement
Schedule II – Contact Information For Notices

Banks	Address for Notices

ABN AMRO BANK NV, as Bank	For Credit Matters: ABN AMRO Bank NV Av. Paulista, 1374 – 14th floor 013910-916 São Paulo, SP Brazil Attn: Conrado Lautenberg Tel: 55 11 3174-7012 Fax: 55 11 3174-2870

For Administrative matters: ABN AMRO Bank NV Gustav Mahlerlaan 10 1000 EA Amsterdam The Netherlands
Attn: Frank Blonk Desk Manager – Loan Servicing OBCA Desk Tel: 31 20 629-1665 Fax: 31 20 628-1286

HSBC BANK USA, NATIONAL ASSOCIATION, as Bank	HSBC Bank USA, National Association 452 Fifth Avenue, 8th Floor New York, NY 10018 For Credit Matters: Attn: Richard J. Ward Tel: (212) 525-6476 Fax: (212) 525-6581

For Administrative Matters: Attn: Donna Riley Tel: 716-841-4178 Fax: 716-841-0269
Gerdau Credit Agreement
Schedule II — Contact Information For Notices

Banks	Address for Notices

JPMORGAN CHASE BANK N.A., as Bank	For Credit Matters JPMorgan Chase Bank 270 Park Avenue, 14th Floor New York, NY 10017 Attn: Linda Meyer, VP Tel: (212) 270-2413 Fax: (212) 270-5100

For Operations:

JPMorgan Chase Bank 1111 Fannin Street, Floor 10 Houston, TX 77002

Attn: Leslie D. Opeyemi Tel: 713-750-2318 Fax: 713-750-2228 Attn: Ricardo Gonzales Tel: 713-750-3557 Fax: 713-750-2823
Gerdau Credit Agreement
Schedule II – Contact Information For Notices

SCHEDULE III
GERDAU EXISTING LIENS
1.	BNDES Equipment Financings

Project/Pledged
Equipment	Company	Supplier	Amount	Creditor	Maturity
Sinter Plant	Gerdau Açominas S.A.	Various	US$12,467,029	Banco Itaú (BNDES)	15/oct/09
Wire Rod Mill	Gerdau Açominas S.A.	Various	R$7,946,026	Banco Alfa (BNDES)	5/jul/08
Turbo Generator	Gerdau Açominas S.A.	Various	R$18,022,590	Banco Alfa (BNDES)	15/mar/12
Local supplying is performed by several sub-suppliers and therefore they were not named. Furthermore, because of the nature of BNDES contracts, the pledge of equipment is not performed by a single contract, but by several, depending on the structure of purchasing and financing. What was done here was to aggregate the different amounts into a single one under each project. However it does not mean that the entire equipment was given as guarantee.
2.	Litigation related: In addition: various judicial deposits made in connection with pending litigation.
3.	Securitization: Liens under the documentation for the Secured Export Notes.
Gerdau Credit Agreement
Schedule III – Gerdau Existing Liens

SCHEDULE IV
AMERISTEEL EXISTING LIENS
I. Financing Statements Filed in the U.S.
Gerdau Ameristeel Corporation

Secured Party	File Number	Description

ICX Corporation	200304160561	Equipment financing

CitiCapital Technology Finance, Inc.	200407072517	Equipment financing

ICX Corporation	20040721849X	Equipment financing

ICX Corporation d/b/a RBS Asset Finance	200604000519	Equipment financing

The CIT Group/Equipment Financing, Inc.	200705250014	Equipment financing

Citibank, N.A.	2006039887	Accounts receivable from The Stanley Works Co. purchased by Citibank, N.A.
Gerdau Ameristeel US Inc.

Secured Party	File Number	Description

KfW	N/A	Credit facility dated November 22, 2006, by and between Gerdau Ameristeel US Inc. and KfW in the amount of US$75,000,000

Southtrust Bank	20020223096X	Equipment financing

Duncan-Parnell, Incorporated	200304276535	Equipment financing

Kip America, Inc.	200304450136	Equipment financing

The CIT Group/Equipment Financing, Inc.	200304594871	Equipment financing
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

Secured Party	File Number	Description

ICX Corporation	200305435017	Equipment financing

ICX Corporation	200305435009	Equipment financing

CIT Technology Financing Services, Inc.	200407520498	Equipment financing

Network Appliance, Inc.	200508778911	Equipment financing

NMHG Financial Services, Inc.	200509007668	Equipment financing

The CIT Group/Equipment Financing, Inc.	200509035009	Equipment financing

Orix Financial Services, Inc.	20050913872X	Equipment financing

The CIT Group/Equipment Financing, Inc.	200509137979	Equipment financing

The CIT Group/Equipment Financing, Inc.	200509475491	Equipment financing

The CIT Group/Equipment Financing, Inc.	200509797634	Equipment financing

Key Equipment Finance Inc.	200500353504	Equipment financing

Citibank, N.A.	200500446774	Accounts receivable from Hubbell Incorporated purchased by Citibank, N.A.

Key Equipment Finance Inc.	200500580462	Equipment financing

Kip America, Inc.	20050087055X	Equipment financing

Axis Capital, Inc.	200500948001	Equipment financing

PASUG LLC	200501086267	Present and future accounts, documents and general intangibles, inventory, investment property, proceeds of foregoing, insurance payable, all books and records pertaining to foregoing, subordinated to the liens under the credit facility with Bank of America, N.A.

Key Equipment Finance Inc.	200601774491	Equipment financing
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

Secured Party	File Number	Description

Key Equipment Finance Inc.	200602079762	Equipment financing

US Bancorp	200603425060	Equipment financing

NMHG Financial Services, Inc.	200603783285	Equipment financing

J. W. Burress, Inc.	200706171231	Equipment financing
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

     II. Financing Statements Filed Under the Canadian Personal Property Security Act (“PPSA”)

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
1	2-3	GERDAU AMERISTEEL CORPORATION 160 ORION PLACE CAMBRIDGE, ON N1T 1R9	RICOH CANADA INC. 100-1235 NORTH SERVICE RD W OAKVILLE, ON L6M 2W2	621427671 20051219171570298361 (DECEMBER 19, 2005)	4 YEARS	EQUIPMENT, OTHER	ALL GOODS SUPPLIED BY THE
SECURED PARTY PURSUANT TO
A LEASE BETWEEN THE DEBTOR
AND THE SECURED PARTY,
TOGETHER WITH ALL PARTS
AND ACCESSORIES THERETO
AND ACCESSION THERETO AND
ALL REPLACEMENTS OR
SUBSTITUTIONS FOR SUCH
GOODS AND PROCEEDS
THEREOF (PROCEEDS AS
DEFINED IN THE PERSONAL
PROPERTY SECURITY ACT (ON)
AND ANY INSURANCE
PROCEEDS RESULTING THERE
FROM.

2	4	GERDAU AMERISTEEL CORPORATION 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	ROY FOSS MOTORS LTD 7200 YONGE STREET THORNHILL, ON L4J 1V8	615723435 20050602180980286082 (JUNE 2, 2005)	5 YEARS	EQUIPMENT, OTHER, MOTOR VEHICLE INCLUDED	N/A

3	5-6	GERDAU AMERISTEEL CORPORATION HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	RYDER FINANCE CORPORATION 210 ANNAGEM BLVD MISSISSAUGA, ON L5T 2V5	615183237 20050517105215299271 (MAY 17, 2005)	4 YEARS	EQUIPMENT, OTHER, MOTOR VEHICLE INCLUDED	YEAR: 2005 MAKE: CROWN MODEL: WP2335-45 V.I.N.: 5A339065 YEAR: 2005 MAKE: CROWN MODEL: WP2335-45 V.I.N.: 5A3390004 YEAR: 2005 MAKE: CROWN MODEL: SX3000-30 V.I.N.: 5A502094
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
4	7-8	GERDAU AMERISTEEL CORPORATION 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	DE LAGE LANDEN FINANCIAL SERVICES CANADA INC. 100, 1235 NORTH SERVICE RD WEST OAKVILLE, ON L6M 2W2	612038169 20050117120570291658 (JANUARY 17, 2005)	3 YEARS	EQUIPMENT, OTHER	ALL GOODS SUPPLIED BY THE
SECURED PARTY PURSUANT TO
A LEASE BETWEEN THE DEBTOR
AND THE SECURED PARTY,
TOGETHER WITH ALL PARTS
AND ACCESSORIES THERETO
AND ACCESSION THERETO AND
ALL REPLACEMENTS OR
SUBSTITUTIONS FOR SUCH
GOODS AND PROCEEDS
THEREOF (PROCEEDS AS
DEFINED IN THE PERSONAL
PROPERTY SECURITY ACT (ON)
AND ANY INSURANCE
PROCEEDS RESULTING THERE
FROM.

5	9-10	GERDAU AMERISTEEL CORPORATION 160 ORION PLACE RM (ROLLING MILLS) CAMBRIDGE, ON N1T 1R9	RICOH CANADA INC. 100, 1235 NORTH SERVICE RD. WEST OAKVILLE, ON L6M 2W2	611959338 20050112152070291579 (JANUARY 12, 2005)	3 YEARS	EQUIPMENT, OTHER	ALL GOODS SUPPLIED BY THE
SECURED PARTY PURSUANT TO
A LEASE BETWEEN THE DEBTOR
AND THE SECURED PARTY,
TOGETHER WITH ALL PARTS
AND ACCESSORIES THERETO
AND ACCESSION THERETO AND
ALL REPLACEMENTS OR
SUBSTITUTIONS FOR SUCH
GOODS AND PROCEEDS
THEREOF (PROCEEDS AS
DEFINED IN THE PERSONAL
PROPERTY SECURITY ACT (ON)
AND ANY INSURANCE
PROCEEDS RESULTING THERE
FROM.

Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
6	11-13	GERDAU AMERISTEEL CORPORATION 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	GE CANADA LEASING SERVICES COMPANY 2300 MEADOWVALE BLVD., SUITE 100 MISSISSAUGA, ON L5N 5P9	611179947 20041207105430650682 (DECEMBER 7, 2004) AMENDMENT 20050117105230650737 (JANUARY 17, 2005) AMENDMENT 20050805104230651068 (AUGUST 5, 2005)	4 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER	ADDITIONAL ADDRESS 500 WATERLOO STREET OSHAWA, ON L1H 3X1 ADDITIONAL SECURED PARTY ABN AMRO LEASING A DIVISION OF ABN AMRO BANK N.V. CANADA BRANCH 5515 NORTH SERVICE ROAD BURLINGTON, ON L7L 6G4

7	14-15	GERDAU AMERISTEEL CORPORATION 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	GE CANADA LEASING SERVICES COMPANY 2300 MEADOWVALE BLVD., SUITE 100 MISSISSAUGA, ON L5N 5P9	610557183 20041112145330650671 (NOVEMBER 12, 2004 AMENDMENT 20050805104230651072 (AUGUST 5, 2005)	5 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER	ADDITIONAL SECURED PARTY BAL GLOBAL FINANCE CANADA CORPORATION 300 THE EAST MALL, SUITE 120 TORONTO, ON M9B 6B7

8	16-18	GERDAU AMERISTEEL CORPORATION 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	GE CANADA LEASING SERVICES COMPANY 2300 MEADOWVALE BLVD., SUITE 100 MISSISSAUGA, ON L5N 5P9	609668955 20041007194830650641 (OCTOBER 7, 2004) AMENDMENT 20050117105230650736 (JANUARY 17, 2005) AMENDMENT 20050805104230651069 (AUGUST 5, 2005)	4 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER	ADDITIONAL ADDRESS 55 A FENMAR DRIVE NORTH YORK, ON M9L 1M3 ADDITIONAL SECURED PARTY ABN AMRO LEASING A DIVISION OF ABNAMRO BANK N.V. CANADA BRANCH 5515 NORTH SERVICE ROAD BURLINGTON, ON L7L 6G4
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
9	19-23	GERDAU AMERISTEEL CORPORATION 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	TENNANT FINANCIAL SERVICES 2300 MEADOWVALE BLVD, 200 MISSISSAUGA, ON L5N 5P9	601198776 20031121145315300756 (NOVEMBER 21, 2003) AMENDMENT 20051007145615302307 (OCTOBER 7, 2005) AMENDMENT 20051012194215319683 (OCTOBER 12, 2005)	4 YEARS	EQUIPMENT, OTHER

ADD COLLATERAL DESCRIPTION

ALL GOODS WHICH ARE
TENNANT SWEEPERS AND
SCRUBBERS TOGETHER WITH
ALL REPLACEMENTS AND
SUBSTITUTIONS THEREOF AND
ALL PARTS, ACCESSORIES,
ACCESSIONS AND
ATTACHMENTS THERETO AND
ALL PROCEEDS WHICH ARE
ACCOUNTS, GOODS, CHATTEL
PAPER, SECURITIES,
DOCUMENTS OF TITLE,
INSTRUMENTS, MONEY,
INTANGIBLES, CROPS OR
INSURANCE PROCEEDS.
(REFERENCE LEASE NO. 4222451- 002)

AMENDED GENERAL
COLLATERAL DESCRIPTION AND
AMENDED COLLATERAL
CLASSIFICATION BY DELETING ACCOUNTS

ALL GOODS WHICH ARE
TENNANT SWEEPERS AND
SCRUBBERS TOGETHER WITH
ALL REPLACEMENTS AND
SUBSTITUTIONS THEREOF AND
ALL PARTS, ACCESSORIES,
ACCESSIONS AND
ATTACHMENTS THERETO AND
ALL IDENTIFIABLE AND
TRACEABLE PROCEEDS
THEREOF
(REFERENCE LEASE NO. 4222451-002)
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
10	24-25	GERDAU AMERISTEEL CORPORATION 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895736088 20030624182615311725 (JUNE 24, 2003) AMENDMENT 20051031153218628773 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER	TO REFLECT THE CHANGE OF THE ADMINISTRATIVE AGENT FROM THE CIT GROUP/BUSINESS CREDIT, INC TO BANK OF AMERICA, N.A.

11	26-28	GERDAU NOVA SCOTIA HOLDING COMPANY SUITE 1100, 1959 UPPER WATER ST. HALIFAX, NS B3J 3E5	THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895736097 20030624182615311726 (JUNE 24, 2003) AMENDMENT 20050926124318626596 (SEPTEMBER 26, 2005) AMENDMENT 20051031152718628756 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO REFLECT THE NEW NAME OF
DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON L1N 5T1

TO REFLECT THE CHANGE OF
THE ADMINISTRATIVE AGENT
FROM THE CIT GROUP/BUSINESS
CREDIT, INC TO BANK OF
AMERICA, N.A.
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
12	29-31	GERDAU AMERISTEEL CORPORATION 160 ORION PLACE CAMBRIDGE, ON N1T 1R9	THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895736106 20030624182615311727 (JUNE 24, 2003) AMENDMENT 20050926124218626592 (SEPTEMBER 26, 2005) AMENDMENT 20051031152518628750 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON L1N 5T1

TO REFLECT THE CHANGE OF THE ADMINISTRATIVE AGENT FROM THE CIT GROUP/BUSINESS CREDIT, INC TO BANK OF AMERICA, N.A.

13	32-34	GERDAU MRM HOLDINGS INC. 79 WELLINGTON ST W, SUITE 3000 TD CENTRE TORONTO, ON M5K 1N2	THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895736115 20030624182615311728 (JUNE 24, 2003) AMENDMENT 20050926124218626591 (SEPTEMBER 26, 2005) AMENDMENT 20051031152518628749 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON L1N 5T1

TO REFLECT THE CHANGE OF
THE ADMINISTRATIVE AGENT
FROM THE CIT GROUP/BUSINESS
CREDIT, INC TO BANK OF AMERICA, N.A.
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
14	35-37	1102590 ONTARIO LIMITED 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895736196 20030624182615311736 (JUNE 24, 2003) AMENDMENT 20050926124218626594 (SEPTEMBER 26, 2005) AMENDMENT 20051031152618628752 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON
L1N 5T1

TO REFLECT THE CHANGE OF
THE ADMINISTRATIVE AGENT
FROM THE CIT GROUP/BUSINESS
CREDIT, INC TO BANK OF
AMERICA, N.A.
15	38-40	2017387 ONTARIO LIMITED 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895736205 20030624182615311737 (JUNE 24, 2003) AMENDMENT 20050926124318626595 (SEPTEMBER 26, 2005) AMENDMENT 20051031152718628755 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER	N/A

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON L1N 5T1

TO REFLECT THE CHANGE OF
THE ADMINISTRATIVE AGENT
FROM THE CIT GROUP/BUSINESS
CREDIT, INC TO BANK OF
AMERICA, N.A.
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
16	41-43	GERDAU AMERISTEEL DISTRIBUTION CANADA LTD. 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895736214 20030624182615311738 (JUNE 24, 2003) AMENDMENT 20050926124218626593 (SEPTEMBER 26, 2005) AMENDMENT 20051031152518628751 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON
L1N 5T1

TO REFLECT THE CHANGE OF
THE ADMINISTRATIVE AGENT
FROM THE CIT GROUP/BUSINESS
CREDIT, INC TO BANK OF
AMERICA, N.A.

17	44-47	GERDAU AMERISTEEL CORPORATION 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	CIT BUSINESS CREDIT CANADA INC. 207 QUEENS QUAY WEST, SUITE 700 TORONTO, ON M5J 1A7 THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895615803 20030620114215294784 (JUNE 20, 2003) AMENDMENT 20030624182615312895 (JUNE 24, 2003) AMENDMENT 20051031152818628760 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER	TO DELETE THE SECURED PARTY THE CIT GROUP/BUSINESS CREDIT, INC. TO REFLECT THE CHANGE OF THE CANADIAN ADMINISTRATIVE AGENT FROM CIT BUSINESS CREDIT CANADA INC. TO BANK OF AMERICA, N.A.
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
18	48-52	GERDAU NOVA SCOTIA HOLDING COMPANY SUITE 1100, 1959 UPPER WATER ST. HALIFAX, NS B3J 3E5	CIT BUSINESS CREDIT CANADA INC. 207 QUEENS QUAY WEST, SUITE 700 TORONTO, ON M5J 1A7 THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895615812 20030620114215294785 (JUNE 20, 2003) AMENDMENT 20030624182615312896 (JUNE 24, 2003) AMENDMENT 20050926124418626601 (SEPTEMBER 26, 2005) AMENDMENT 20051031152618628753 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO DELETE THE SECURED
PARTY THE CIT
GROUP/BUSINESS CREDIT, INC.

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON
L1N 5T1

TO REFLECT THE CHANGE OF
THE CANADIAN
ADMINISTRATIVE AGENT FROM
CIT BUSINESS CREDIT CANADA
INC. TO BANK OF AMERICA, N.A.
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
19	53-57	GERDAU AMERISTEEL CORPORATION 160 ORION PLACE CAMBRIDGE, ON N1T 1R9	CIT BUSINESS CREDIT CANADA INC. 207 QUEENS QUAY WEST, SUITE 700 TORONTO, ON M5J 1A7 THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895615821 20030620114215294786 (JUNE 20, 2003) AMENDMENT 20030624182615312897 (JUNE 24, 2003) AMENDMENT 20050926124318626598 (SEPTEMBER 26, 2005) AMENDMENT 20051031152918628764 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO DELETE THE SECURED
PARTY THE CIT
GROUP/BUSINESS CREDIT, INC.

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON L1N 5T1

TO REFLECT THE CHANGE OF
THE CANADIAN
ADMINISTRATIVE AGENT FROM
CIT BUSINESS CREDIT CANADA
INC. TO BANK OF AMERICA, N.A.
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
20	58-62	GERDAU MRM HOLDINGS INC. 79 WELLINGTON ST W, SUITE 3000 TD CENTRE TORONTO, ON M5K 1N2	CIT BUSINESS CREDIT CANADA INC. 207 QUEENS QUAY WEST, SUITE 700 TORONTO, ON M5J 1A7 THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895615839 20030620114215294787 (JUNE 20, 2003) AMENDMENT 20030624182615312898 (JUNE 24, 2003) AMENDMENT 20050926124318626597 (SEPTEMBER 26, 2005) AMENDMENT 20051031152918628763 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER	N/A

TO DELETE THE SECURED
PARTY THE CIT
GROUP/BUSINESS CREDIT, INC.

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON
L1N 5T1

TO REFLECT THE CHANGE OF
THE CANADIAN
ADMINISTRATIVE AGENT FROM
CIT BUSINESS CREDIT CANADA
INC. TO BANK OF AMERICA, N.A.
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
21	63-67	1102590 ONTARIO LIMITED 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	CIT BUSINESS CREDIT CANADA INC. 207 QUEENS QUAY WEST, SUITE 700 TORONTO, ON M5J 1A7 THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895615911 20030620114215294795 (JUNE 20, 2003) AMENDMENT 20030624182615312906 (JUNE 24, 2003) AMENDMENT 20050926124318626599 (SEPTEMBER 26, 2005) AMENDMENT 20051031153018628767 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO DELETE THE SECURED
PARTY THE CIT
GROUP/BUSINESS CREDIT, INC.

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON L1N 5T1

TO REFLECT THE CHANGE OF
THE CANADIAN
ADMINISTRATIVE AGENT FROM
CIT BUSINESS CREDIT CANADA
INC. TO BANK OF AMERICA, N.A.
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
22	68-72	2017387 ONTARIO LIMITED 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	CIT BUSINESS CREDIT CANADA INC. 207 QUEENS QUAY WEST, SUITE 700 TORONTO, ON M5J 1A7 THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895615929 20030620114215294796 (JUNE 20, 2003) AMENDMENT 20030624182615312907 (JUNE 24, 2003) AMENDMENT 20050926124418626600 (SEPTEMBER 26, 2005) AMENDMENT 20051031153118628768 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO DELETE THE SECURED
PARTY THE CIT
GROUP/BUSINESS CREDIT, INC.

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON L1N 5T1

TO REFLECT THE CHANGE OF
THE CANADIAN
ADMINISTRATIVE AGENT FROM
CIT BUSINESS CREDIT CANADA
INC. TO BANK OF AMERICA, N.A.
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
23	73-77	GERDAU AMERISTEEL DISTRIBUTION CANADA LTD. 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	CIT BUSINESS CREDIT CANADA INC. 207 QUEENS QUAY WEST, SUITE 700 TORONTO, ON M5J 1A7 THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338	895615938 20030620114215294797 (JUNE 20, 2003) AMENDMENT 20030624182615312908 (JUNE 24, 2003) AMENDMENT 20050926124518626603 (SEPTEMBER 26, 2005) AMENDMENT 20051031153018628766 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO DELETE THE SECURED
PARTY THE CIT GROUP/BUSINESS CREDIT, INC.

TO REFLECT THE NEW NAME OF
THE DEBTOR RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON L1N 5T1

TO REFLECT THE CHANGE OF
THE CANADIAN
ADMINISTRATIVE AGENT FROM
CIT BUSINESS CREDIT CANADA
INC. TO BANK OF AMERICA, N.A.
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
24	78-83	GUSAP PARTNERS GREENBERG TRAURIG, 1000 W ST SUITE 1540 WILMINGTON, DE 19801 GERDAU AMERISTEEL CAMBRIDGE INC. 160 ORION PLACE CAMBRIDGE, ON N1T 1R9	THE CIT GROUP/BUSINESS CREDIT, INC 900 ASHWOOD PARKWAY, SUITE 610 ATLANTA, GA 30338 CIT BUSINESS CREDIT CANADA INC. 207 QUEENS QUAY WEST, SUITE 700 TORONTO, ON M5J 1A7	895615956 20030620114215294799 (JUNE 20, 2003) AMENDMENT 20030624182615312910 (JUNE 24, 2003) AMENDMENT 20050926124418626602 (SEPTEMBER 26, 2005) AMENDMENT 20051031152918628765 (OCTOBER 31, 2005)	10 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER

TO DELETE THE SECURED
PARTY THE CIT
GROUP/BUSINESS CREDIT, INC.

TO REFLECT THE NEW NAME OF
THE DEBTOR REFERENCED ON
LINE 6 OF REGISTRATION
NUMBER 20030620114215294799
RESULTING FROM
AMALGAMATION

GERDAU AMERISTEEL
CORPORATION
1801 HOPKINS STREET SOUTH
WHITBY, ON L1N 5T1

TO REFLECT THE CHANGE OF
THE CANADIAN
ADMINISTRATIVE AGENT FROM
CIT BUSINESS CREDIT CANADA
INC. TO BANK OF AMERICA, N.A.
AND TO REFLECT THE CHANGE
OF ADDRESSES OF THE
DEBTORS GERDAU AMERISTEEL
MRM SPECIAL SECTIONS INC.
AND GUSAP PARTNERS

GERDAU AMERISTEEL MRM
SPECIAL SECTIONS INC.
2103-11TH AVENUE, 7TH FLOOR
REGINA, SK S4P 4G1

GUSAP PARTNERS
4221 WEST BOY SCOUT BLVD.,
SUITE 600
TAMPA, FL 33607

Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

				File No. and	Registration/
	Page			Registration No./	Renewal Period	Collateral
No.	No.	Debtor(s)	Secured Party(ies)	Date of Registration	(years)	Classification	Comments / Amendments
25	84-86	GERDAU AMERISTEEL CORPORATION 1801 HOPKINS STREET SOUTH WHITBY, ON L1N 5T1	GE CANADA LEASING SERVICES COMPANY 2300 MEADOWVALE BLVD. MISSISSAUGA, ON L5N 5P9	890907039 20030115160260935547 (JANUARY 15, 2003) AMENDMENT 20050805104230651070 (AUGUST 5, 2005) DISCHARGE 20070730193660867346 (JULY 30, 2007)	5 YEARS	INVENTORY, EQUIPMENT, ACCOUNTS, OTHER, MOTOR VEHICLE INCLUDED	YEAR: 2002
MAKE: VOLVO
MODEL: L330E
V.I.N.: L330EV62015

ADDITIONAL SECURED PARTY

ABN AMRO LEASING A DIVISION
OF ABN AMRO BANK N.V.
CANADA BRANCH
5515 NORTH SERVICE ROAD
BURLINGTON, ON L7L 6G4

DISCHARGE
Gerdau Credit Agreement
Schedule IV – Ameristeel Existing Liens

SCHEDULE V
TAXES
None
Gerdau Credit Agreement
Schedule V – Taxes

EXHIBIT A
NOTICE OF BORROWING
[                          , 20     ]
JPMorgan Chase Bank, N.A.
as Administrative Agent
[                    ]
[                    ]
Attention: [          ]
Ladies and Gentlemen:
          Reference is hereby made to the Credit Agreement, dated as of September 10, 2007 (as amended from time to time, the “Agreement”), among GNA Partners, GP, as the Borrower; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Ameristeel US Inc., Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; and JPMorgan Chase Bank, N.A., as Administrative Agent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.
          The undersigned, GNA Partners, GP, hereby gives you notice, irrevocably, pursuant to Section 2.2 of the Agreement, that the undersigned hereby irrevocably requests a Borrowing under the Agreement, and in that connection sets forth below the information relating to such Borrowing as required by Section 2.2 of the Agreement:
          (i) The Business Day of the proposed Borrowing is                           , 20     .1
          (ii) The aggregate principal amount of the proposed Borrowing is U.S.$[          ].
          The undersigned hereby requests that all proceeds of the proposed Borrowing be disbursed in accordance with instructions provided to the Administrative Agent by the Borrower no later than one (1) Business Day before the date of the proposed Borrowing set forth in clause (i) above.
          The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the proposed Borrowing:
     (A) (i) each representation and warranty contained in the Specified Representations is and will be true and correct in all material respects, before and after giving effect to the proposed Borrowing, as though made on and as of such date unless such representation or warranty is stated to relate to a specific earlier date in which case such representation and/or warranty shall be true and correct in all material respects as of such earlier date, and (ii) the representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement which are material to the

1.	Shall be a Business Day at least three Business Days after the date of the notice.
Gerdau Credit Agreement
Exhibit A – Notice of Borrowing

A-1

interests of the Banks shall be true and correct in all material respects, but only to the extent that either Ameristeel or the Merger Sub (as defined in the Acquisition Agreement) has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties made by or on behalf of Chaparral Steel Company in the Acquisition Agreement, and
     (B) no Default (other than a Default arising under Section 9.2(b)) or Event of Default has occurred and is continuing, or would result from such proposed Borrowing.

Very truly yours,

GNA Partners, GP

By:
Name:
Title:
Acknowledged by:
Gerdau S.A.

By:
Name:
Title:

By:
Name:
Title:

Gerdau Ameristeel Corporation

By:
Name:
Title:

Gerdau Ameristeel US Inc.

By:
Name:
Title:
Gerdau Credit Agreement
Exhibit A – Notice of Borrowing

A-2

EXHIBIT B
FORM OF NOTE

U.S.$	New York, New York
September , 2007
FOR VALUE RECEIVED, GNA Partners, GP, a Delaware general partnership (the “Borrower”), hereby unconditionally promise to pay to                      (the “Bank”) or its registered assigns the principal sum of                                                              (U.S.$                    ) or, if less, the unpaid principal amount of the Loan made by the Bank pursuant to the Agreement (defined below), at the Payment Office on the dates and in the amounts determined in accordance with the Agreement. The Borrower unconditionally also promises to pay interest on the unpaid principal amount of the Loan evidenced hereby at the Payment Office from the date the Loan is made until paid at the rates and at the times provided in the Agreement.
Payments of both principal and interest are to be made in lawful money of the United States of America in immediately available funds free and clear of, and without deduction for, certain present and future taxes, levies, imposts, duties, fees, assessments or other charges, and all interest, penalties and liabilities with respect thereto, all as set forth in the Agreement.
This Note is one of the Notes referred to in the Credit Agreement, dated as of September 10, 2007 (as amended from time to time, the “Agreement”) among the Borrower; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Ameristeel US Inc., Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; and JPMorgan Chase Bank, N.A., as Administrative Agent. This Note is entitled to the benefits and subject to the provisions of the Agreement. As provided in the Agreement, this Note is subject to mandatory and voluntary prepayment, in whole or in part. Unless otherwise defined, the terms defined in the Agreement and used herein shall have the meanings given to them in the Agreement.
In case an Event of Default or a mandatory prepayment event shall occur and be continuing, the principal of and accrued interest on this Note may be declared to be due and payable in the manner and with the effect provided in the Agreement.
The Borrower and the Guarantors hereby waive, to the fullest extent permitted by applicable law, presentment, demand, protest and notice of any kind in connection with this Note.
THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.
Gerdau Credit Agreement
Exhibit B – Form of Note

THE BORROWER, THE GUARANTORS AND, BY ITS ACCEPTANCE OF THIS NOTE, THE BANK EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY OF, UNDER OR IN CONNECTION WITH THIS NOTE.

GNA PARTNERS, GP

By:
Name:
Title:
Guaranteed in accordance with the Agreement by:

GERDAU S.A., as a Guarantor		GERDAU AMERISTEEL CORPORATION, as a Guarantor

By:		By:
	Name:		Name:
	Title:		Title:

By:
Name:
Title:

GERDAU AMERISTEEL US INC., as a Guarantor		GERDAU AÇOMINAS S.A., as a Guarantor

By:		By:
	Name:		Name:
	Title:		Title:

By:
Name:
Title:
Gerdau Credit Agreement
Exhibit B – Form of Note

GERDAU ACOMINAS OVERSEAS LIMITED, as a Guarantor		GERDAU AÇOS LONGOS S.A., as a Guarantor

By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:

GERDAU AÇOS ESPECIAIS S.A., as a Guarantor		GERDAU COMERCIAL DE AÇOS S.A., as a Guarantor

By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:
Gerdau Credit Agreement
Exhibit B – Form of Note

EXHIBIT C-1
OFFICERS’ CERTIFICATE
          I, the undersigned, [President/Vice President] of GNA Partners, GP, a Delaware general partnership (the “Borrower”), do hereby certify, solely in my capacity as [President/Vice President] of the Borrower, on behalf of the Borrower that:
          1. This Certificate is furnished pursuant to the Credit Agreement, dated as of September 10, 2007 (as in effect on the date hereof, the “Agreement”), among the Borrower; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Ameristeel US Inc., Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; and JPMorgan Chase Bank, N.A., as Administrative Agent. Unless otherwise defined herein, capitalized terms used in this Certificate shall have the meanings set forth in the Agreement.
          2. The following named individuals are elected officers of the Borrower, each holds the office of the Borrower set forth opposite his name and each such individual is duly authorized by the Borrower to execute and deliver on its behalf any other instrument or document delivered under the agreement that may be necessary for the borrowing of loans; and has held such office as of the date of the signing of the Agreement. The signature written opposite the name and title of each such officer is his correct signature. For purposes of each such agreement and document so entered into by the Borrower in connection therewith, the below mentioned persons shall be deemed to be duly and properly in office and authorized to execute and deliver any and all such agreements and documents on behalf of the Borrower, unless and until the Administrative Agent shall have received written notice that such incumbency or authorization has terminated.

Name[2]	Office	Signature

          3. Attached hereto as Exhibit A is a certified copy of the partnership agreement of the Borrower, together with all amendments thereto, which were duly adopted and are in full force and effect on the date hereof.
          4. Attached hereto as Exhibit B is a true and correct copy of resolutions, which were duly adopted on                     ,            [by unanimous written consent of the Board of

2.	Include name, office and signature of each officer who will sign the Credit Documents and subsequent notices to be delivered thereunder, including the officer who will sign the certification at the end of this Certificate.
Gerdau Credit Agreement
Exhibit C-1 – Officers’ Certificate

C-1-1

Managers of the Borrower] [by a meeting of the Board of Managers of the Borrower at which a quorum was present and acting throughout], and said resolutions have not been rescinded, amended or modified. Except as attached hereto as Exhibit B, no resolutions have been adopted by the Board of Managers of the Borrower that deal with the execution, delivery or performance of any of the Credit Documents.
          5. On the date hereof, the Specified Representations are true and correct in all respects. All other representations and warranties contained in the Agreement and the other Credit Documents are true and correct in all material respects[, except as set forth on Schedule I hereto] 3.
          6. On the date hereof, no Default (other than a Default arising under Section 9.2 (b)) or Event of Default has occurred and is continuing.
          7. There is no proceeding for the dissolution or liquidation of the Borrower or threatening its existence.
          IN WITNESS WHEREOF, I have hereunto set my hand this ___day of September 2007.

By:
Name:
Title:

[3]	Schedule I to contain reasonable detail of the scope and nature of any misrepresentation.
Gerdau Credit Agreement
Exhibit C-1 – Officers’ Certificate

C-1-2

          I, the undersigned, [Secretary/Assistant Secretary] of the Borrower, solely in my capacity as [Secretary/Assistant Secretary] of the Borrower, do hereby certify that:
          [Name of Person making above certifications] is the duly elected and qualified [President/Vice President] of the Borrower and the signature above is his genuine signature.
          IN WITNESS WHEREOF, I have hereunto set my hand this            day of September 2007.

By:
Name:
Title:
Gerdau Credit Agreement
Exhibit C-1 – Officers’ Certificate

C-1-3

EXHIBIT C-2
OFFICERS’ CERTIFICATE
          I, the undersigned, [President/Vice President] of [Gerdau S.A.] [Gerdau Ameristeel Corporation] [Gerdau Ameristeel US Inc.] [Gerdau Açominas S.A.] [Gerdau Acominas Overseas Limited] [Gerdau Aços Longos S.A.] [Gerdau Aços Especiais S.A.] [Gerdau Comercial de Aços S.A.], a corporation [(sociedade anônima)] organized and existing under the laws of [Canada] [Brazil] [Cayman Islands] (the “Company”), solely in my capacity as [President/Vice President] of the Company, do hereby certify on behalf of the Company that:
          1. This Certificate is furnished pursuant to the Credit Agreement, dated as of September 10, 2007 (as in effect on the date hereof, the “Agreement”), among GNA Partners, GP, as Borrower; the Company, [Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Ameristeel US Inc., Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.], as Guarantors; the financial institutions party hereto from time to time; and JPMorgan Chase Bank, N.A., as Administrative Agent. Unless otherwise defined herein, capitalized terms used in this Certificate shall have the meanings set forth in the Agreement.
          2. The following named individuals are elected officers of the Company, each holds the office of the Company set forth opposite his name and each such individual is duly authorized by the Company to execute and deliver on its behalf any other instrument or document delivered under the agreement that may be necessary for the borrowing of loans; and has held such office as of the date of the signing of the Agreement. The signature written opposite the name and title of each such officer is his correct signature. For purposes of each such agreement and document so entered into by the Company in connection therewith, the below mentioned persons shall be deemed to be duly and properly in office and authorized to execute and deliver any and all such agreements and documents on behalf of the Company, unless and until the Administrative Agent shall have received written notice that such incumbency or authorization has terminated.

Name[4]	Office	Signature

4.	Include name, office and signature of each officer who will sign the Credit Documents and subsequent notices to be delivered thereunder, including the officer who will sign the certification at the end of this Certificate.
Gerdau Credit Agreement
Exhibit C-1 – Officers’ Certificate

C-2-1

          3. Attached hereto as Exhibit A is a certified copy of the articles of incorporation of the Company, together with all amendments thereto, which were duly adopted and are in full force and effect on the date hereof.
          4. Attached hereto as Exhibit B is a true and correct copy of resolutions, which were duly adopted on                     ,            [by unanimous written consent of the Board of Directors of the Borrower] [by a meeting of the Board of Directors of the Borrower at which a quorum was present and acting throughout], and said resolutions have not been rescinded, amended or modified. Except as attached hereto as Exhibit B, no resolutions have been adopted by the Board of Directors of the Borrower that deal with the execution, delivery or performance of any of the Credit Documents.
          5. On the date hereof, the Specified Representations are true and correct in all respects. All other representations and warranties contained in the Agreement and the other Credit Documents are true and correct in all material respects[, except as set forth on Schedule I hereto] 5.
          6. On the date hereof, no Default (other than a Default arising under Section 9.2 (b)) or Event of Default has occurred and is continuing.
          7. There is no proceeding for the dissolution or liquidation of the Company or threatening its existence.
          IN WITNESS WHEREOF, I have hereunto set my hand this ___day of September 2007.

By:
Name:
Title:

[5]	Schedule I to contain reasonable detail of the scope and nature of any misrepresentation.
Gerdau Credit Agreement
Exhibit C-2 – Officers’ Certificate

C-2-2

          I, the undersigned, [Secretary/Assistant Secretary] of the Company, solely in my capacity as [Secretary/Assistant Secretary] of the Company, do hereby certify that:
          [Name of Person making above certifications] is the duly elected and qualified [President/Vice President] of the Borrower and the signature above is his genuine signature.
          IN WITNESS WHEREOF, I have hereunto set my hand this ___day of September 2007.

By:
Name:
Title:
Gerdau Credit Agreement
Exhibit C-2 – Officers’ Certificate

C-2-3

EXHIBIT D
NOTICE OF EXTENSION
[                          , 20     ]
JPMorgan Chase Bank, N.A.,
as Administrative Agent
[                    ]
[                    ]
Attention: [          ]
Ladies and Gentlemen:
          Reference is hereby made to the Credit Agreement, dated as of September 10, 2007 (as amended from time to time, the “Agreement”), among GNA Partners, GP, as the Borrower; Gerdau S.A., Gerdau Ameristeel US Inc., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the financial institutions party hereto from time to time; and JPMorgan Chase Bank, N.A., as Administrative Agent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.
          The undersigned, GNA Partners, GP, hereby gives you notice, irrevocably, of their election to extend the Scheduled Maturity Date in accordance with the Agreement to [                    ], 200[     ].6
          In connection with such request, the undersigned hereby certify that no Default or Event of Default has occurred and is continuing on the date hereof.

Very truly yours,

GNA Partners, GP

By:
Name:
Title:

[6]	Such date to be a date occurring on or before March [ ], 2008.
Gerdau Credit Agreement
Exhibit D – Form of Notice of Extension

D-1

Acknowledged by:
Gerdau S.A.

By:
Name:
Title:

By:
Name:
Title:

Gerdau Ameristeel Corporation

By:
Name:
Title:

Gerdau Ameristeel US Inc.

By:
Name:
Title:
Gerdau Credit Agreement
Exhibit D – Form of Notice of Extension

D-2

EXHIBIT E
FORM OF ASSIGNMENT AGREEMENT
          This ASSIGNMENT AND ACCEPTANCE AGREEMENT (the “Agreement”) dated as of                     ,            is made between                      (the “Assignor”) and                      (the “Assignee”).
RECITALS
          The Assignor is a party to the Credit Agreement, dated as of September 10, 2007 (as amended, restated or otherwise modified through the date hereof, the “Credit Agreement”), among GNA Partners, GP, as the Borrower; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Ameristeel US Inc., Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the Banks as defined therein (including the Assignor, the “Banks”), and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”). Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Credit Agreement.
          The Assignor wishes to assign to the Assignee [a portion][all] of the rights and obligations of the Assignor under the Credit Agreement in respect of its portion of the Loan, its Notes, its Commitment and the other rights and obligations of the Assignor in connection therewith, and the Assignee wishes to accept assignment of such rights and to assume such obligations from the Assignor, in each case on the terms and subject to the conditions of this Agreement.
          NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:
     Section 1. Assignment and Acceptance. (a) Subject to the terms and conditions of this Agreement: (i) the Assignor hereby sells, transfers and assigns to the Assignee; and (ii) the Assignee hereby purchases, assumes and undertakes from the Assignor, without recourse and without representation or warranty (except as provided in this Agreement), U.S.$                     of the Assignor’s [Commitment and/or Loan], and all related rights, benefits, obligations, liabilities and indemnities of the Assignor under and in connection with the Credit Agreement (all of the foregoing being herein called the “Assigned Rights and Obligations”).
     (b) With effect on and after the Effective Date (as defined in Section 5 hereof), the Assignee shall be a party to the Credit Agreement and succeed to all of the rights and be obligated to perform all of the obligations of a Bank under the Credit Agreement, including the requirements concerning confidentiality and the payment of indemnification to the Agents. The Assignee agrees that it shall perform in accordance with their terms all of the obligations that by the terms of the Credit Agreement are required to be performed by it as a Bank. It is the intent of the parties hereto that the Assignor shall relinquish its rights and be released from its obligations under the Credit Agreement to the extent that such obligations have been assumed by the Assignee; provided that the Assignor shall not relinquish its rights under Article IV or
Gerdau Credit Agreement
Exhibit E – Form of Assignment Agreement

Section 12.1 of the Credit Agreement in respect of the Assigned Rights and Obligations to the extent such rights relate to the time before the Effective Date.
     Section 2. Payments. (a) As consideration for the sale, transfer and assignment contemplated in Section 1, the Assignee shall pay to the Assignor on the Effective Date in immediately available funds an amount [equal to U.S.$                    , representing the principal amount of the outstanding and funded Loan and accrued interest thereon included within the Assigned Rights and Obligations][set forth in a separate agreement between the Assignor and the Assignee].
     (b) The Assignee further agrees to pay to the Administrative Agent a processing fee in the amount specified in Section 12.3(b) of the Credit Agreement.
     Section 3. Reallocation of Payments. Any interest, fees and other payments accrued with respect to the Assigned Rights and Obligations: (a) prior to the Effective Date, shall be for the account of the Assignor, and (b) on and after the Effective Date, shall be for the account of the Assignee. Each of the Assignor and the Assignee agrees that it shall hold in trust for the other party any interest, fees and other amounts that it may receive to which the other party is entitled pursuant to the preceding sentence and pay to the other party any such amounts that it may receive promptly upon receipt.
     Section 4. Independent Credit Decision. The Assignee: (a) acknowledges that it has received a copy of the Credit Agreement, the Schedules and Exhibits thereto and the other Credit Documents (other than the Fee Letter), together with copies of the financial statements of Gerdau and the Borrower most recently delivered pursuant to the Credit Agreement, and such other documents and information as it has deemed appropriate to make its own credit and legal analysis and decision to enter into this Agreement, and (b) agrees that it shall, independently and without reliance upon the Assignor, the Administrative Agent or any other Bank and based upon such documents and information as it shall deem appropriate at the time, continue to make its own credit and legal decisions in taking or not taking action under the Credit Documents.
     Section 5. Effective Date; Notices (a) As between the Assignor and the Assignee, the effective date for this Agreement shall be                     ,            (the “Effective Date”); provided that the following conditions precedent have been satisfied on or before the Effective Date:
          (i) this Agreement shall be executed and delivered by the Assignor and the Assignee,
          (ii) the consent of the Administrative Agent [and Gerdau]7 shall have been duly obtained and shall be in full force and effect as of the Effective Date,
          (iii) the Assignee shall pay to the Assignor all amounts due to the Assignor under this Agreement (confirmation of which shall be informed to the Administrative Agent by the Assignor), and

7.	To include only if Gerdau’s consent to the assignment is required per the definition of “Eligible Assignee” of the Credit Agreement.
Gerdau Credit Agreement
Exhibit E – Form of Assignment Agreement

          (iv) the processing fee referred to in Section 2(b) shall have been paid to the Administrative Agent.
     (b) Promptly after the execution of this Agreement, the Assignor shall deliver to the Administrative Agent, for consent and acceptance by the Administrative Agent [and Gerdau]8, a Notice of Assignment substantially in the form attached hereto as Schedule 1.
     [Section 6. Administrative Agent. The Assignee shall assume no duties or obligations held by the Assignor in its capacity as an Administrative Agent under the Credit Documents.]9
     Section 7. Representations and Warranties. (a) The Assignor represents and warrants that: (i) it is the legal and beneficial owner of the Assigned Rights and Obligations, which are free and clear of any Lien or other adverse claim; (ii) it is duly organized and existing and has the full power and authority to take, and has taken, all action necessary to execute and deliver this Agreement and any other documents required or permitted to be executed or delivered by it in connection with this Agreement, and to fulfill its obligations hereunder; (iii) no notices to, or consents (other than the consent referred to in Section 5(ii)), authorizations or approvals of, any Person are required (other than any already given or obtained) for its due execution, delivery and performance of this Agreement, and apart from any agreements or undertakings or consents or filings required by the Credit Agreement, no further action by, notice to, or filing with any Person is required of it for such execution, delivery or performance; and (iv) this Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of the Assignor, enforceable against the Assignor in accordance with the terms hereof, subject, as to enforcement, to bankruptcy, insolvency, moratorium, reorganization and other laws of general application relating to or affecting creditors’ rights and to general principles of equity.
     (b) The Assignor makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the other Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement, the other Credit Documents or any other document furnished pursuant thereto. The Assignor makes no representation or warranty in connection with, and assumes no responsibility with respect to, the solvency, financial condition or statements of any Obligor or any other Person, or the performance or observance by any Obligor or any other Person of any of its obligations under the Credit Agreement, any other Credit Document or any other document furnished in connection therewith.
     (c) The Assignee represents and warrants that: (i) it is duly organized and existing and has the full power and authority to take, and has taken, all action necessary to execute and deliver this Agreement and any other documents required or permitted to be executed or delivered by it in connection with this Agreement, and to fulfill its obligations hereunder; (ii) no

8.	To be inserted if Gerdau’s consent to the assignment is required per the definition of “Eligible Assignee” of the Credit Agreement

9.	To be inserted if Administrative Agent is the Assignor.
Gerdau Credit Agreement
Exhibit E – Form of Assignment Agreement

notices to, or consents, authorizations or approvals of, any Person are required (other than any already given or obtained) for its due execution, delivery and performance of this Agreement, and apart from any agreements or undertakings or filings required by the Credit Agreement, no further action by, notice to, or filing with any Person is required of it for such execution, delivery or performance; (iii) this Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of the Assignee, enforceable against the Assignee in accordance with the terms hereof, subject, as to enforcement, to bankruptcy, insolvency, moratorium, reorganization and other laws of general application relating to or affecting creditors’ rights and to general principles of equity; and (iv) it is not an Obligor or any Affiliate thereof.
     (d) Further Assurances. The Assignor and the Assignee each hereby agree to execute and deliver such other documents, and take such other action, as either party or the Administrative Agent reasonably may request in connection with the transactions contemplated by this Agreement, including the delivery of any notices or other documents the Administrative Agent that may be required in connection with the assignment and assumption contemplated hereby.
     Section 8. Miscellaneous. (a) Any amendment or waiver of any provision of this Agreement shall be in writing and signed by the Assignor, the Assignee and the Administrative Agent. No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof and any waiver of any breach of the provisions of this Agreement shall be without prejudice to any rights with respect to any other or further breach thereof.
     (b) All payments made hereunder shall be made without any set-off or counterclaim.
     (c) The Assignor and the Assignee each shall pay its own costs and expenses (including attorney costs) incurred in connection with the negotiation, preparation, execution and performance of this Agreement and related documents.
     (d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.
     (e) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK. The Assignor and the Assignee each irrevocably submits to the non-exclusive jurisdiction of the courts of the State of New York or of the United States for the Southern District of New York sitting in the Borough of Manhattan, New York City over any legal action or proceeding arising out of or relating to this Agreement or any Credit Document, and irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in aforesaid courts. Each party to this Agreement hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this agreement or any other credit document brought in the aforesaid courts and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.
Gerdau Credit Agreement
Exhibit E – Form of Assignment Agreement

     (f) THE ASSIGNOR AND THE ASSIGNEE EACH HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.
Gerdau Credit Agreement
Exhibit E – Form of Assignment Agreement

          IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.

[ASSIGNOR], as the Assignor

By:

Name:

Title:

[ASSIGNEE], as the Assignee

By:

Name:

Title:

Address:

Attn:

Gerdau Credit Agreement
Exhibit E – Form of Assignment Agreement

SCHEDULE 1
to Assignment Agreement
NOTICE OF ASSIGNMENT AND ACCEPTANCE
                                        ,
JPMorgan Chase Bank, N.A.,
as the Administrative Agent
[                    ]
Attn: [                    ]
Ladies and Gentlemen:
          We refer to the Credit Agreement, dated as of September 10, 2007 (as amended, restated or otherwise modified from time to time, the “Credit Agreement”), GNA Partners, GP, as the Borrower; Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Ameristeel US Inc., Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors; the Banks as defined therein (including the Assignor), and JPMorgan Chase Bank, N.A., as Administrative Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Credit Agreement.
     (a) We hereby give you notice of, and request your consent to, the assignment by                                          (the “Assignor”) to                                           (the “Assignee”) of [all][a portion] of the right, title and interest of the Assignor in and to the Credit Agreement (including [all][a portion] of the right, title and interest of the Assignor in and to the Assignor’s a [Commitment and/or Loan] pursuant to the Assignment and Acceptance Agreement attached hereto (the “Assignment Agreement”)). After giving effect to such assignment (assuming no repayments after                    ,           ), the principal amount of the Assignee’s [Commitment and/or Loan] will be U.S.$                    .
     (b) The Assignee agrees that, upon receiving the consent of the Administrative Agent [and Gerdau] to such assignment and the satisfaction of the other conditions of effectiveness of the assignment to be effected by the Assignment Agreement, the Assignee shall be bound by the terms of the Credit Agreement as fully and to the same extent as if it were the Bank originally holding such interest in the Credit Agreement.
     (c) You are entitled to rely upon the representations, warranties and covenants of each of the Assignor and the Assignee contained in the Assignment Agreement.
Gerdau Credit Agreement
Exhibit E – Form of Assignment Agreement

          IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Notice of Assignment and Acceptance to be executed by their respective duly authorized officials, officers or agents as of the date first above mentioned.

Very truly yours,

[ASSIGNOR],

By:

Name:

Title:

[ASSIGNEE]

By:

Name:

Title:

ASSIGNMENT AND ACCEPTANCE CONSENTED TO:

JPMORGAN CHASE BANK, N.A., as the Administrative Agent

By:

Name:

Title:

By:

Name:

Title:

Gerdau Credit Agreement
Exhibit E – Form of Assignment Agreement

GERDAU S.A., as Guarantor By:

Name:

Title:

By:
Name:

Title:

4.	To be included if required pursuant to the Credit Agreement.
Gerdau Credit Agreement
Exhibit E – Form of Assignment Agreement